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DAT : 7/18/05

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УКРНАФТА
UKRNAFTA









РІЧНИЙ ЗВІТ 2004 ANNUAL REPORT

Зміст







Голова правління Ігор Палиця



Звернення до акціонерів

Шановні акціонери!

2004 рік став одним із найкращих в економіці ВАТ "Укрнафта". Менеджменту та трудовому колективу вдалося не лише поглибити стабілізаційні процеси, започатковані в попередні роки, але й досягти значних здобутків у всіх сферах господарської діяльності. Це дозволяє з впевненістю дивитися у майбутнє на шляху перетворення у вертикально інтегровану нафтову компанію.

У виробничій сфері вперше, починаючи з 1997 року, вдалося видобути понад 3 млн. тонн нафти з конденсатом, довести видобуток газу до 3,35 млрд. куб. м., що є другим показником за весь період незалежності України (більше видобуто лише у 1999 році). Водночас, досягнуто найвищого рівня компенсації видобутку нафти приростом запасів вуглеводнів на родовищах за весь період існування Компанії. За підсумками минулого року цей показник становить понад 57%, тоді як у 2003 році – менше 45%. Істотно зросло також виробництво продуктів газопереробки: скрапленого газу – на 13%, фракції легкої – на 12%.

Усвідомлюючи необхідність постійного оновлення виробництва та основних фондів, минулого року здійснено значний обсяг робіт з будівництва і модернізації трубопроводів, агрегатів та обладнання. В комплексі, за нашими підрахунками, це дозволить суттєво покращити режим роботи виробничих потужностей та транспортних систем, що призведе до підвищення ефективності господарської діяльності.

У сфері фінансів відчутно зросли активи та прибуток. Завдяки вжитим заходам щодо оптимізації усіх без виключення процесів та раціональному використанню коштів валовий та чистий доходи від реалізації продукції зросли у порівнянні з 2003 роком приблизно на 47%, а чистий прибуток – на 51,4%, досягнувши 1 347,2 млн. грн. Водночас, зростання обсягів видобутку вуглеводнів та реалізації продукції, в тому числі і нафтопродуктів через власну мережу АЗС, суворий контроль за надходженням і розподілом коштів дозволив Компанії вчасно і в повному обсязі сплатити до бюджетів усіх рівнів близько 1 355 млн. грн., що на 26% більше ніж у 2003 році. Зростання фінансового потенціалу в свою чергу позитивно впливає і на привабливість акцій ВАТ "Укрнафта", ціна яких за минулий рік зросла майже втричі.

Важливою складовою нашої діяльності є також посилення конкурентних позицій на вітчизняному ринку нафтопродуктів, що відповідає концепції побудови вертикально інтегрованої структури. З цією метою за останній рік з 175 до 391 розширено власну мережу автозаправних станцій, які працюють майже в усіх регіонах держави. У цьому питанні, як і в усіх інших, Правління Компанії керується виключно економічно обґрунтованою доцільністю.

Слід також зазначити, що Компанія через власну мережу АЗС однією з перших під час кризової ситуації на ринку нафтопродуктів підтримала стабілізаційні зусилля Кабінету Міністрів України. Водночас, разом з Урядом напрацьовано ефективний та обопільно вигідний механізм переробки видобутої нафти на вітчизняних НПЗ з подальшою роздрібною реалізацією нафтопродуктів через АЗС ВАТ "Укрнафта".

Компанією приділяється значна увага не тільки економічним питанням, але й соціальній сфері, в тому числі і соціальному захисту працівників, їх творчому розвитку та оздоровленню. Паралельно зі збільшенням прибутку і відрахуваннями до бюджету зростала і заробітна плата працівників, тарифні ставки та посадові оклади яких минулого року збільшувалися двічі: на 20% та 15%.

Правління Компанії намагається знайти ті підходи та шляхи розвитку, які, з одного боку, найефективніше сприятимуть встановленню оптимального балансу інтересів усіх акціонерів, трудового колективу та споживачів, з іншої – спрямовані виключно на примноження здобутків та зростання потенціалу Компанії. Це наше основне завдання, реалізація якого дозволить виправдати Вашу високу довіру.

З повагою,
Голова Правління

Ігор Палиця


УКРНАФТА



Місія, цілі, напрямки діяльності

Місія ВАТ "Укрнафта" –

створення ефективної комплексної системи розвідувальних та бурових робіт, видобутку, переробки та реалізації вуглеводнів з метою задоволення потреб та інтересів акціонерів Компанії, її працівників, клієнтів та держави.

Цілі:

- збільшення капіталізації Компанії для активізації інвестиційної та інноваційної діяльності;
- посилення соціальної орієнтованості Компанії, створення додаткових високооплачуваних робочих місць;
- розширення кола споживачів, збільшення асортименту та якості продукції;
- впровадження сучасних технологій проведення геологорозвідувальних та бурових робіт, видобутку вуглеводнів та їх переробки;
- вдосконалення організаційно-правового та фінансово-економічного механізмів Компанії;
- збільшення обсягів продажу нафтопродуктів;
- створення іміджу надійного партнера на українському та міжнародних ринках;

Напрямки діяльності ВАТ "Укрнафта":

- проведення геологорозвідувальних робіт;
- експлуатаційне буріння;
- будівництво об'єктів нафтовидобутку;
- транспортування вуглеводневої продукції;
- видобуток та промислова підготовка нафти, газу та нафтового конденсату;
- переробка нафти та газу;
- виробництво стабільного бензину, скрапленого газу та інших нафтопродуктів;
- збут нафти, скрапленого газу, природного газу, світлих та інших нафтопродуктів;
- проведення повного комплексу робіт з видобутку нафти та газу в інших країнах.



Стратегія розвитку

ВАТ «Укрнафта» впевнено впроваджує політику поєднання інтересів акціонерів і держави, саме тому головним пріоритетом для Компанії є реалізація довгострокового плану розвитку з найбільш ефективним використанням ресурсної бази, потенціалу висококваліфікованого персоналу та подальше зростання ринкової вартості акцій.

Стратегічний розвиток ВАТ «Укрнафта» спрямований на реалізацію концепції створення та розвитку вертикально-інтегрованої Компанії для утвердження конкурентної позиції на ринку та оптимізації організаційної та виробничої структури для більш ефективного використання власних фінансових, матеріальних та трудових ресурсів.

Протягом 2004 року менеджмент ВАТ «Укрнафта», відповідно до намічених цілей, реалізовував заходи, спрямовані на втілення в життя чергового етапу концепції – створення власної мережі автозаправних станцій.

Розвиток вертикально-інтегрованої компанії сприятиме:

- розширенню асортименту продукції підприємства;
- зниженню залежності ВАТ "Укрнафта" від світових коливань цін на нафту;
- підвищенню ефективності господарської діяльності всіх виробничих складових вертикально-інтегрованої компанії за рахунок наскрізного управління;
- концентрації фінансових та товарних потоків;
- зниженню витрат завдяки економії на масштабах діяльності;
- посиленню конкурентних позицій Компанії на вітчизняному ринку.

Виважене використання унікального становища Компанії на вітчизняному ринку, реалізація концепції створення першої в Україні вертикально-інтегрованої нафтової компанії забезпечить баланс інтересів держави, регіонів та кожного акціонера Компанії, створить основи енергетичної безпеки України.

Бачення Компанії на майбутнє:

Ми бачимо ВАТ "Укрнафта" як вертикально-інтегровану компанію, що постачає життєво необхідні енергопродукти та послуги, які мають стійку конкурентну позицію за рахунок:

- стабілізації видобутку;
- впровадження нових технологій;
- підвищення професіоналізму працівників;
- здійснення продуманої екологічної політики.

У найближчій перспективі (2005 рік) Компанія планує:

- збільшити видобуток нафти з газовим конденсатом на 1,5% (44,4 тис. тонн) у порівнянні з 2004 роком;
- збільшити виробництво скрапленого газу на 0,4% (0,58 тис. тонн) у порівнянні з 2004 роком;
- збільшити обсяги буріння на 14,9% (24,58 тис. м.) у порівнянні з 2004 роком;
- зберегти на рівні минулого року об'єми видобутку природного газу, а також кількість введених в експлуатацію нових свердловин.


УКРНАФТА



Спостережна рада

БОЙКО Юрій Анатолійович

ШВЕЦЬ Микола Антонович

КАЛЬЧЕНКО Михайло Вікторович

ЛЕДОМСЬКА Світлана Юріївна

ГОРБУНОВ Олексій Сергійович

КОПИЛОВ Вадим Анатолійович

НОВІКОВ Тимур Юрійович

КІПЕРМАН Михайло Юрійович

КОЛОМОЙСЬКИЙ Ігор Валерійович

БАЛЮК Анатолій Іванович

БОГОЛЮБОВ Геннадій Борисович

Ревізійна комісія

ЗАЙЦЕВ Володимир Миколайович

КОРЧАГА Ніна Володимирівна

ГОЛЬДЕНБЕРГ Яків Ізраілевич

СУЛЬЖЕНКО Тетяна Олександрівна

АНДРІЯШИНА Ольга Вікторівна

ПАРАХОНЯК Наталія Богданівна



Правління



Палиця
Ігор Петрович
Голова Правління



Франчук
Валентин Геннадійович
Член Правління
Перший заступник голови правління – комерційний директор



Пустоваров
Володимир Миколайович
Член Правління
Перший заступник голови правління по фінансах



Троценко
Володимир Опанасович
Член Правління
Заступник голови правління по переробці нафти та газу



Гнип
Михайло Петрович
Член Правління
Заступник голови правління – технічний директор



Кущ
Олексій Єгорович
Член Правління
Заступник голови правління по розвитку та капітальному будівництву



Доліна
Наталія Олександрівна
Член Правління
Головний бухгалтер





Організаційна структура

ВАТ "Укрнафта" – це нафтогазовидобувна компанія, яка складається з 22 структурних одиниць. Компанія у здійсненні своєї господарської діяльності застосовує функціональну організаційну структуру управління. Дана структура характеризується поділом функцій управління між підрозділами апарату управління. Така організаційна структура управління забезпечує компетентне керівництво стосовно кожної управлінської функції. Для оперативного прийняття управлінських рішень керівництво Компанії створило оптимальні, незалежні та керовані структурні підрозділи, тісні зв'язки між якими дозволяють зважено підходити до вирішення всіх фінансово-економічних, адміністративних та соціальних питань.

Виробнича структура Компанії забезпечує всі складові процесу від розвідування покладів нафти та газу до задоволення потреб споживачів. Координація роботи розвідувальних та видобувних підприємств здійснюється через управління. Унікальне устаткування, прогресивні технології складають високопродуктивні виробничі потужності ВАТ "Укрнафта", ефективне використання яких підтверджують високі результати діяльності підприємства.

До складу ВАТ "Укрнафта" входять:

- шість нафтогазовидобувних управлінь: "Бориславнанафтогаз", "Долинанафтогаз"; "Надвірнанафтогаз", "Охтирканафтогаз", "Полтаванафтогаз", "Чернігівнафтогаз";
- три газопереробні заводи: Гнідинцівський, Долинський, Качанівський;
- три управління бурових робіт: Прикарпатське, Прилуцьке, Охтирське;
- два тампонажних управління: Долинське, Полтавське;
- дві центральні бази виробничого обслуговування: Бориславська, Гоголівська;
- Центральна науково-дослідна лабораторія;
- Центр науково-економічних досліджень;
- Центр геолого-тематичних досліджень;
- Управління автоматизованих систем;
- Полтавська воєнізована частина з попередження та ліквідації відкритих нафтових і газових фонтанів;
- Представництво Компанії у Російській Федерації;
- Представництво Компанії у країнах Близького Сходу та Північної Африки.

Для здіснення управління мережею АЗС у 2004 році в Апараті управління ВАТ "Укрнафта" створено управління реалізації нафтопродуктів та відділення реалізації нафтопродуктів по областях, до складу останнього включено 295 АЗС, придбання яких стало першим кроком до побудови вертикально-інтегрованої нафтової компанії (ВІНК).





Схема організаційної структури

- ЗАГАЛЬНІ ЗБОРИ АКЦІОНЕРІВ
  - СПОСТЕРЕЖНА РАДА
    - ПРАВЛІННЯ — УПРАВЛІННЯ РЕАЛІЗАЦІЇ НАФТОПРОДУКТІВ В СТРУКТУРІ АПАРАТУ УПРАВЛІННЯ — ВІДДІЛЕННЯ РЕАЛІЗАЦІЇ НАФТОПРОДУКТІВ — АЗС
      - НГВУ «БОРИСЛАВНАФТОГАЗ»
      - НГВУ «ДОЛИНАНАФТОГАЗ»
      - НГВУ «НАДВІРНАНАФТОГАЗ»
      - НГВУ «ОХТИРКАНАФТОГАЗ»
      - НГВУ «ПОЛТАВАНАФТОГАЗ»
      - НГВУ «ЧЕРНІГІВНАФТОГАЗ»
      - ГНІДИНЦІВСЬКИЙ ГПЗ
      - ДОЛИНСЬКИЙ ГПЗ
      - КАЧАНІВСЬКИЙ ГПЗ
      - ПРИКАРПАТСЬКЕ УБР
      - ОХТИРСЬКЕ УБР
      - ПРИЛУЦЬКЕ УБР
      - ДОЛИНСЬКЕ ТУ
      - ПОЛТАВСЬКЕ ТУ
      - ГОГОЛІВСЬКА ЦБВО
      - БОРИСЛАВСЬКА ЦБВО
      - ЦНДЛ
      - ЦНЕД
      - ЦГТД
      - УАС
      - ПОЛТАВСЬКА ВЧ
      - ПРЕДСТАВНИЦТВО У РОСІЙСЬКІЙ ФЕДЕРАЦІЇ
      - ПРЕДСТАВНИЦТВО В КРАЇНАХ БЛИЗЬКОГО СХОДУ ТА ПІВНІЧНОЇ АФРИКИ

НГВУ [нафтогазовидобувне управління]
ГПЗ [газопереробний завод]
УБР [управління бурових робіт]
ТУ [тампонажне управління]
ЦБВО [центральна база виробничого обслуговування]
ЦНДЛ [центральна науково-дослідна лабораторія]
ЦНЕД [центр науково-економічних досліджень]
ЦГТД [центр геолого-тематичних досліджень]
УАС [управління автоматизованих систем]
ВЧ [воєнізована частина]


УКРНАФТА



Цінні папери та акціонерний капітал Компанії

Компанія ВАТ "Укрнафта"– одна з лідерів українського фондового ринку з ліквідності цінних паперів та за обсягами укладених на ПФТС угод.

Ринкова капіталізація Компанії у квітні 2005 року складала більше як 1 610 млн. доларів США. Протягом 2004 року вона збільшилась на 890 млн. доларів США. Курс акцій підвищився майже в тричі і станом на 4.01.05. становить 150 грн. за одну акцію при номіналі 0,25 грн.

ВАТ "Укрнафта" було створене шляхом корпоратизації і зареєстроване 31.03.1994 року. Статутний фонд Компанії складає 13 557 127,5 грн. і поділений на 54 228 510 простих акцій номінальною вартістю 0,25 грн. кожна. П'ятдесят відсотків + 1 акція, відповідно до Рішення Уряду України, передані до статутного фонду НАК "Нафтогаз України", а решта акцій належать іншим юридичним та фізичним особам.

Компанія першою серед українських підприємств вийшла на міжнародний фондовий ринок, здійснивши у 1999 році програму Американських депозитарних розписок (ADR) першого рівня (депозитарій The Bank of New York). Американські депозитарні розписки включені до лістингу Берлінської та Франкфуртської фондових бірж, користуються попитом на Американському фондовому ринку. 1 ADR, до якого входять 6 звичайних акцій, зараз коштує більше ніж 180 доларів США.

Акції ВАТ "Укрнафта" протягом останніх років користувались стійким попитом на вітчизняному фондовому ринку, що підтверджується обсягами укладених угод та свідчить про високу привабливість Компанії. Станом на 01.05.05 акції Компанії входять до індексу ПФТС та індексу Frontier Composite, які розраховуються провідним рейтинговим агентством Standard and Poor's для ринків, що розвиваються.

Фінансова стабільність, виробничі здобутки Компанії, високий професіоналізм команди управління роблять ВАТ "Укрнафта" інвестиційно привабливою для інвесторів, підвищують котирування акцій товариства та їх капіталізацію.


STOCKS




грн. за акцію
Ринкове котирування акцій ВАТ "Укрнафта" за 2000-2004 рр.
160
140
120
100
80
60
40
20
0
01.2000
01.2001
01.2002
01.2003
01.2004
01.2005

БІЗНЕС КОМПАНІЇ

ВАТ «Укрнафта» сьогодні це:

- понад 91% видобутку нафти, 27% газового конденсату та 17% газу від загального видобутку вуглеводнів в Україні;

- 99 родовищ вуглеводнів на території двох нафтогазоносних регіонів України, що охоплюють Львівську, Івано-Франківську, Чернівецьку, Сумську, Чернігівську, Полтавську, Харківську та Дніпропетровську області;

- 2 760 нафтових та газових свердловин;

- 391 АЗС у 23 регіонах України та м. Києві;

- 25 173 працівників, які з року в рік своєю щоденною наполегливою працею примножують досягнуті результати.




УКРНАФТА



Історія розвитку

Нафтовидобувна промисловість на території України має давню історію і є однією з найстаріших в Європі та світі.

На Кримському півострові нафту видобували з колодязів ще у III столітті до нашої ери. Відомості про видобуток нафти у Прикарпатті належать до XVI століття. Тут для видобутку нафти також викопували колодязі. Використовували нафту для освітлення, у будівництві, медицині та військовій справі.

Одним з найдавніших у Європі був нафтопромисел Слобода – Рунгурська (нині Івано-Франківська область). Саме від нього бере свій початок нафтогазовидобувна промисловість України. Промисловий видобуток нафти тут почався у 1771 році, коли при поглибленні соляної шахти були знайдені поклади нафти на глибині 25 метрів. Для транспортування нафти тоді використовували великі відра та бочки, які перевозились кіньми.

У 1886 році розпочато буріння перших свердловин ударним способом у районі м. Борислава (нині Львівська область). Це місто стало одним з основних центрів нафтовидобутку. Наприкінці 1894 року в цьому районі вже існувало понад 12 тис. дрібних свердловин та колодязів. Максимальна глибина буріння становила 170 метрів. Видобуток нафти також розвивався у Надвірнянському та Долинському нафтопромислових районах.

З 1907 року розпочато впровадження механізованого способу видобутку нафти за допомогою поршнювання, використання якого домінувало до 1947 року.

У 1909 році у Бориславському нафтопромисловому районі було видобуто найбільшу кількість нафти – 2 млн.тонн. У наступні роки видобутки нафти суттєво знижувались внаслідок все більшого виснаження родовищ.

На початку 1945 року на базі Укрнафтокомбінату було створено Державне підприємство "Виробниче об'єднання "Укрнафта", основною метою якого був ефективний видобуток та використання вуглеводневих запасів України.

У 50-60 роках XX століття вітчизняна нафтова промисловість зазнала бурхливого розвитку у зв'язку з відкриттям та інтенсивною розробкою ряду родовищ, які були насичені нафтою та газом. Розташовані ці родовища у Західному (Передкарпатський прогін) і Східному (Дніпровсько-Донецька западина) нафтогазоносних регіонах.

У 1959 році було введено в розробку Долинське нафтове родовище з видобувними запасами 38,3 млн. тонн (територія Івано-Франківської області) та Глинсько-Розбишівське нафтове родовище з видобувними запасами 31,7 млн. тонн (територія Полтавської області).





У 1960 році було введено Гнідинцівське нафтове родовище з видобувними запасами 38,0 млн. тонн (територія Чернігівської області).

У 1961 році було введено Качанівське нафтове родовище з видобувними запасами 17,9 млн. тонн (територія Сумської області).

У 1963 році було введено Леляківське нафтове родовище з видобувними запасами 52,4 млн. тонн (територія Чернігівської області).

Долинське, Гнідинцівське, Качанівське, Леляківське нафтові родовища у період свого максимального видобутку забезпечували більше половини загального видобутку ВАТ "Укрнафта".

Протягом 1960 – 1997 років ВАТ "Укрнафта" було введено в розробку 74 нових нафтових родовища.

Найвищого рівня видобутку нафти в Україні було досягнуто у 1972 році (14,5 млн. тонн), а газу – у 1975 та 1976 роках (по 68,7 млрд. куб. м.). У наступних роках видобуток вуглеводнів мав тенденцію до зниження через вичерпання вже відкритих родовищ та скорочення обсягів геологорозвідувальних робіт у зв'язку з концентрацією коштів на відкриття унікальних за запасами нафтових та газових родовищ у Західному Сибіру.

Нафтопошукові роботи у Західній Україні значно інтенсифікувалися після розробки технології поділу нафти на фракції.

На початку 90-х років XX століття на зміну ручному бурінню прийшло канатне ударне буріння.

31 березня 1994 року "Виробниче об'єднання "Укрнафта" шляхом корпоратизації було перетворено на відкрите акціонерне товариство "Укрнафта" .

У 2004 році ВАТ "Укрнафта" відзначила своє десятиріччя.





Геологорозвідувальні та бурові роботи

ВАТ "Укрнафта" здійснює розробку родовищ нафти і газу на території двох нафтогазоносних регіонів України – в Передкарпатському прогині та у Дніпровсько-Донецькій западині. Основні обсяги робіт сконцентровані на високопродуктивних родовищах Східного нафтопромислового регіону України.

Для стабільного нарощування рівнів видобутку нафти і газу в Україні вкрай важливо забезпечити зростання обсягів ресурсної бази за рахунок приростів запасів нафти і газу. Реалізація Програми розвитку геологорозвідувальних та бурових робіт є основним шляхом поповнення ресурсної бази Компанії. Програма передбачає збільшення обсягів пошуково-розвідувального буріння та оптимізацію видобутку нафти і газу з кожної свердловини.

У 2004 році Компанія розробляла 99 родовищ вуглеводнів, з них 43 – нафтових, 12 – газоконденсатних та 44 – нафтогазоконденсатних. Розробка 27 родовищ здійснюється із застосуванням методів нагнітання води у продуктивні горизонти з метою підтримання пластового тиску.

Роботи з будівництва розвідувальних та експлуатаційних свердловин здійснюються силами 3 управлінь бурових робіт ВАТ "Укрнафта", а саме: Прикарпатським, Охтирським і Прилуцьким.

У 2004 році завдяки напруженій праці персоналу Компанії:

□ пробурено 165,4 тис. метрів експлуатаційного та пошуково-розвідувального буріння, що на 10,59% (або на 19,6 тис. метрів) менше у порівнянні з 2003 роком і на 8,31% менше у порівнянні з 2002 роком. Це пов'язано з несвоєчасним виділенням і оформленням земельних відводів (ділянок) для буріння нових свердловин як у пошуково-розвідувальному, так і в експлуатаційному бурінні, затримкою видачі ліцензії на буріння розвідувальних свердловин. У 2005 році планується збільшити проходку до 190 тис. м.

□ закінчено будівництво 5 пошуково-розвідувальних свердловин;

□ введено 62 нові свердловини (45 нафтових та 17 газових), що на 8,77% більше у порівнянні з 2003 роком і на 14,81% більше у порівнянні з 2002 роком, а у 2005 році планується збільшити кількість нових свердловин до 64.

□ відкрито один новий поклад в крейдяних відкладах Верхньомасловецького родовища.

Приріст запасів склав за підсумками 2004 року 1 582 тис. тонн умовного палива, що на 315 тис. тонн більше, ніж у 2003 році.

З метою підвищення ефективності розвідувального та експлуатаційного буріння успішно використовується геологічне моделювання родовищ на базі розробок програмного комплексу "Шлюмберже".

Для введення всіх родовищ у промислову розробку Компанія має:

□ відповідні ліцензії на видобування нафти і газу; на геологічне вивчення, в тому числі дослідно-промислову розробку – для 34 площ;

□ затверджені в установленому порядку геолого-економічні оцінки запасів родовищ за результатами розвідувальних робіт;

□ акти на користування земельними ділянками;

□ затверджені в установленому порядку технологічні схеми промислової розробки родовищ, а також комплексні проекти їх облаштування.

Подальшу стабілізацію та нарощування видобутку нафти і газу Компанія планує забезпечити за рахунок збільшення обсягів геологорозвідувального та експлуатаційного буріння, розгортання робіт з інтенсифікації видобутку, нарощування розвіданих запасів.






Введення свердловин з буріння у 2000-2004 роках та плановий показник на 2005 рік
кількість свердловин, шт.
56
54
52
50
48
46
44
42
49
51
49
47
50
54
2000
2001
2002
2003
2004
2005


Введення нових свердловин у 2000-2004 роках та плановий показник на 2005 рік
кількість свердловин, шт.
66
64
62
60
58
56
54
52
50
48
56
61
54
57
62
64
2000
2001
2002
2003
2004
2005


Динаміка обсягів проходки у 2000-2004 роках та плановий показник на 2005 рік
проходка, тис. метрів
250
200
150
100
50
0
178
203
180
185
165
190
2000
2001
2002
2003
2004
2005


УКРНАФТА



Видобування нафти та газу

У 2004 році видобуток нафти (з конденсатом) склав 3 025,6 тис. тонн, що на 4,5% більше у порівнянні з 2003 роком і на 7,6% більше у порівнянні з 2002 роком, а у 2005 році планується збільшити видобуток нафти до 3 070,0 тис. тонн.

Видобуток газу у 2004 році склав 3 350,0 млн. куб. м., що на 2,3% більше у порівнянні з 2003 роком і на 2,92% більше у порівнянні з 2002 роком. У 2005 році планується залишити видобуток газу на рівні 3 350 млн. куб. м.

Видобуток нафти та газу ведуть 6 нафтогазовидобувних управлінь (НГВУ), три з яких здійснюють свою діяльність у Східному нафтогазовому регіоні – "Чернігівнафтогаз", "Полтаванафтогаз", "Охтирканафтогаз", а інші – на заході країни: "Долинанафтогаз", "Надвірнанафтогаз", "Бориславнафтогаз".

Наші лідери:

видобутку нафти – НГВУ "Охтирканафтогаз"(52,6% від загального обсягу)
видобутку газу – НГВУ "Полтаванафтогаз" (48% від загального обсягу)

Структура видобутку нафти з конденсатом

№	Управління	2002 рік		2003 рік		2004 рік	
		тис. тонн	%	тис. тонн	%	тис. тонн	%
1	НГВУ "Чернігівнафтогаз"	449,0	16,0	448,2	15,5	511,7	17,0
2	НГВУ "Полтаванафтогаз"	285,0	10,1	292,0	10,1	318,4	10,5
3	НГВУ "Охтирканафтогаз"	1512,4	53,8	1565,7	54,1	1592,0	52,6
4	НГВУ "Долинанафтогаз"	318,5	11,3	332,6	11,5	337,6	11,2
5	НГВУ "Бориславнафтогаз"	91,5	3,3	96,7	3,3	101,4	3,3
6	НГВУ "Надвірнанафтогаз"	155,5	5,5	160,2	5,5	164,5	5,4
7	ВАТ "Укрнафта "	2812,0	100,00	2895,4	100,00	3025,6	100,00

Питома вага нафтогазових управлінь у загальному обсязі видобутку нафти з конденсатом за 2004 рік, %

Чернігівнафтогаз
Полтаванафтогаз
Охтирканафтогаз
Долинанафтогаз
Бориславнафтогаз
Надвірнанафтогаз


17,0
5,4
10,5
3,3
11,2
52,6





Збільшення обсягів видобутку нафти з конденсатом та газу стало можливим, передовсім, за рахунок своєчасного та якісного проведення організаційно-технічних заходів, а саме:

- більш якісного підбору об'єктів для буріння, покращення якості завершення нових свердловин та відкриття продуктивних горизонтів;
- впровадження нових технологій у бурінні та сучасного обладнання при введенні в експлуатацію нових свердловин;
- якісного проведення капітальних ремонтів свердловин та виведення свердловин з бездії;
- використання сучасних технологій при проведенні інтенсифікації видобутку нафти і газу;
- якісного підбору об'єктів і технологій та досконалого проведення робіт з ізоляції пластових вод в свердловинах, переведення їх на інші горизонти, достріли, перестріли та приєднання пластів;
- впровадження сучасного обладнання для видобутку нафти;
- покращення стану охорони об'єктів, попередження крадіжок нафти з конденсатом.

За підсумками 2004 року досягнуто найвищого рівня компенсації видобутку нафти приростом запасів вуглеводнів на родовищах за весь період існування ВАТ "Укрнафта". У 2004 році цей показник становив 1 582 тис. тонн умовного палива, тоді як у 2003 році він склав 1 267 тис. тонн умовного палива. Основні прирости отримано за рахунок дорозвідки раніше відкритих родовищ та перерахунку їх запасів. Також відкрито два поклади нафти у відкладах Верхньомасловецького та Монастирчанського родовищ.

Структура видобутку природного та попутного газу

№	Підприємство	2002 рік		2003 рік		2004 рік	
		млн. $м^2$	%	млн. $м^2$	%	млн. $м^2$	%
1	НГВУ "Чернігівнафтогаз"	165,3	5,1	175,3	5,4	196,0	5,8
2	НГВУ "Полтаванафтогаз"	1535,8	47,2	[illegible]	47,6	1607,0	48,0
3	НГВУ "Охтирканафтогаз"	1238,8	38,1	1234,0	37,7	1190,0	35,5
4	НГВУ "Долинанафтогаз"	88,5	2,7	[illegible]	2,9	99,0	3,0
5	НГВУ "Бориславнафтогаз"	30,9	1,0	33,9	1,0	38,6	1,2
6	НГВУ "Надвірнанафтогаз"	195,4	6,0	[illegible]	5,1	219,4	6,5
7	ВАТ "Укрнафта"	3254,8	100,0	3274,6	100,0	3350,0	100


6,5
5,8
1,2
3,0
48,0
35,5
Чернігівнафтогаз
Полтаванафтогаз
Охтирканафтогаз
Долинанафтогаз
Бориславнафтогаз
Надвірнанафтогаз

Питома вага нафтогазових управлінь у загальному обсязі видобутку газу за 2004 рік, %


УКРНАФТА



Переробка енергоносіїв

Газопереробні заводи Компанії (ГПЗ) протягом 2004 р. збільшили виробництво основної продукції :

- скрапленого газу – на 18,6 тис. тонн або на 13,3 % з 140,3 тис. тонн у 2003 році до 158,9 тис. тонн. У 2005 році планується довести його виробництво до 159,5 тис. тонн;
- стабільного бензину – на 24,1 тис. тонн або на 12,1 % з 198,8 тис. тонн у 2003 році до 222,9 тис. тонн. У 2005 році планується довести його виробництво до 226,5 тис. тонн.

Нарощування обсягів виробництва продукції газопереробки в 2004 році передовсім пов'язано із збільшенням поставки на стабілізацію та переробку газового конденсату (на 8,7 тис. тонн в порівнянні з 2003 роком) та збільшенням виробництва ШФЛВ з нафти (на 21,1 тис. тонн в порівнянні з 2003 роком). За рахунок вдосконалення роботи технологічних установок по переробці газу, у 2004 році в порівнянні з 2003 роком було збільшено виробництво продукції газопереробки на 9,9 тис. тонн.

Крім того, було впроваджено ряд інженерно-технічних заходів, направлених на підвищення ефективності роботи технологічних установок ГПЗ, а саме:

- пуск в експлуатацію установки стабілізації нафти на Качанівському ГПЗ (Охтирська група родовищ НГВУ "Охтирканафтогаз");
- встановлення ваг на Качанівському та Долинському ГПЗ покращило облік продукції, яка відпускається в автоцистерни;
- встановлення більш точних вузлів обліку сировини та готової продукції на ГПЗ покращило облік технологічних потоків;
- впровадження в експлуатацію газопроводу-перемички, з метою подачі газу з Мільковського родовища в газопровід "Гнідинці-Прилуки", що покращило якість газу, який переробляється на Гнідинцівському ГПЗ;
- збільшення потужності установки переробки газового конденсату з 25 тис. тонн/рік до 40 тис. тонн/рік на Качанівському ГПЗ;
- інші інженерно-технічні заходи.

Виробництво скрапленого газу у 2000-2004 роках та плановий показник на 2005 рік


Кількість скрапленого газу, тис. тонн
180
160
140
120
100
80
60
40
20
0
129,0
135,3
138,3
140,2
158,9
159,5
2000
2001
2002
2003
2004
2005

Виробництво стабільного бензину


Кількість стабільного бензину, тис. тонн
250
200
150
100
50
0
142,5
154,5
171,4
198,8
222,9
226,5
2000
2001
2002
2003
2004
2005





Структура виробництва скрапленого газу та стабільного бензину у 2004 році

Назва заводу	Скраплений газ		Стабільний бензин	
	тис. тонн	%	тис. тонн	%
Гнідинцівський ГПЗ	114,3	71,9	141,5	63,5
Качанівський ГПЗ	30,8	19,3	76,0	34,0
Долинський ГПЗ	12,9	8,1	5,0	2,3
Бориславське НГВУ	0,9	0,5	0,4	0,2
ВАТ "Укрнафта"	158,9	100,0	222,9	100,0


Гнідинцівський ГПЗ
Качанівський ГПЗ
Долинський ГПЗ
Бориславнафтогаз НГВУ


2,3
0,2
34,0
63,5



Питома вага газопереробних потужностей ВАТ «Укрнафта» у загальному обсязі виробництва стабільного бензину у 2004 році, %


71,9
8,1
0,5
19,3

Питома вага газопереробних потужностей ВАТ«Укрнафта» у загальному обсязі виробництва скрапленого газу у 2004 році, %


УКРНАФТА



Збут продукції

Скраплений газ, стабільний бензин та продукцію нафтопереробки, отримані в результаті переробки нафти (з конденсатом) та газу, ВАТ "Укрнафта" реалізує через:

- аукціони;
- прямі договори;
- мережу власних АЗС.

Товариством досягнуто суттєвих результатів при перетворенні у вертикально-інтегровану компанію. Так, на кінець 2004 року, введено в експлуатацію 295 автозаправних станцій у 23 регіонах (областях) та м. Києві:

- Дніпропетровській (40),
- Запорізькій (27),
- Черкаській (26),
- Львівській (25),
- Рівненській (22),
- Волинській (20),
- Закарпатській (17),
- Херсонській (14),
- Одеській (13),
- Тернопільській (13),
- Харківській (13),
- Івано-Франківській (12),
- Хмельницькій (12),
- Київський (7),
- Автономній Республіці Крим (7),
- Луганській (7),
- Кіровоградський (6),
- Миколаївській (4)
- Житомирський (3),
- Донецькій (2),
- Чернівецькій (2),
- Чернігівській (2),
- Вінницькій (1).

Формування мережі АЗС під брендом вітчизняного виробника не тільки дозволило підвищити економічний та фінансовий потенціал Компанії, але й надало можливість позитивно впливати на динаміку цін на світлі нафтопродукти, особливо під час різких цінових коливань.







Пофакторний аналіз структури валового доходу

Основними чинниками значного збільшення валового доходу від реалізації у 2004 році, в порівнянні з 2003 роком, можна назвати зміну структури доходу за рахунок реалізації світлих нафтопродуктів через мережу власних автозаправних станцій та зростання середніх цін реалізації продукції, а саме: нафти – на 30 %, конденсату – на 29 %, скрапленого газу – на 23 %, стабільного бензину – на 47 %.

Зменшення реалізації нафти в кількісному вимірі на 671 тис. тонн пов'язане з переробкою сировини для забезпечення мережі АЗС власними нафтопродуктами.

Зменшення реалізації газу у 2004 році пояснюється зміною структури видобутку сировини та збільшенням виробництва продуктів газопереробки на власних ГПЗ.

Структура доходу ВАТ "Укрнафта" у 2003-2004 рр.

Найменування	2003			2004			Абсолютне відхилення, (2004 мінус 2003) млн. грн.	Питома вага в збільшенні 2004 до 2003 %
	обсяги реалізації	ціна, грн.	сума, млн. грн.	обсяги реалізації	ціна, грн.	сума, млн. грн.		
Нафта, тис. тонн	2 349,6	934,18	2 195,0	1 678,6	1213,1	2 036,8	-158,2	-8,7
Конденсат, тис. тонн	75,6	1 157,72	87,5	81,6	1491,4	121,7	34,2	1,87
Газ, млн. м^3	2 359,1	173,40	409,1	1 857,8	175,9	326,8	-82,3	-4,5
Скраплений газ, тис. тонн	137,1	1 343,98	184,3	157,2	1657,1	260,5	76,2	4,2
Стабільний бензин, тис. тонн	196,4	1 380,11	271,1	220,6	2047,6	451,7	180,6	9,9
Реалізація світлих нафтопродуктів				280,40		765,43	765,43	42,0
Реалізація інших продуктів переробки, готової продукції, робіт та послуг, товарів			771,5			1780,2	1008,7	55,3
в т. ч. реалізація купованих світлих нафтопродуктів						595,0		
Всього			3 918,4			5 743,2	1 824,8	100,0


УКРНАФТА



Інвестиційна та інноваційна діяльність

На ВАТ "Укрнафта" у 2004 році проводився широкий спектр робіт по капітальному будівництву об'єктів нафтогазовидобутку та газопереробки. Були впроваджені:

- групові замірні установки – для підключення нових нафтових свердловин;
- установки попередньої підготовки газу – для підключення нових газових свердловин;
- установки попереднього скиду води – для відділення пластової води від нафти (середнє обводнення продукції свердловин на родовищах ВАТ "Укрнафта" досягає 80%);
- різноманітні трубопроводи – для підключення нових родовищ та оптимізації роботи існуючих;
- установки стабілізації нафти – для скорочення втрат нафти.

В 2004 році загальна сума капітальних вкладень збільшилась на 282,4 млн.грн. з 1396,7 млн грн. у 2003 році до 1 679,1 млн.грн.

В 2004 році капітальні вкладення за рахунок власних коштів були направлені на будівництво свердловин, нафтогазопроводів, міжпромислових колекторів, резервуарів, інших виробничих потужностей на родовищах, необхідних для виробничої діяльності ВАТ "Укрнафта".

Серед найбільш перспективних першочергових інвестиційних проектів, затверджених до реалізації у 2005 році слід зазначити:

- подальше розширення власної мережі АЗС;
- початок будівництва Гамаліївського газопереробного заводу із потужністю переробки газу до 2,0 млрд. куб. метрів на рік та виробництвом 200 тис. тонн скрапленого газу і 40 тис. тонн стабільного бензину на рік;
- будівництво установки переробки газу на Пасічнянському виробництві Долинського ГПЗ;
- реконструкцію об'єктів видобутку та підготовки нафти і газу Охтирського та Полтавського нафтогазопромислових районів.

У ВАТ "Укрнафта" станом на 1 січня 2005 року є 90 діючих патентів України на винаходи.

Протягом 2004 року одержано:

- одержано 11 патентів України на винаходи і 3 свідоцтва на знаки для товарів і послуг;
- отримано 11 позитивних рішень про видання патентів України на винахід;
- подано в Державне підприємство "Український інститут промислової власності" (Укрпатент) 1 заявку на винахід і 2 заявки на знаки для товарів і послуг. Всього на етапі експертизи в Укрпатенті знаходяться 14 заявок на винаходи.

Науково-дослідні і дослідно-конструкторські роботи у 2004 році проводились в галузі:

- видобутку нафти і газу;
- підготовки і переробки нафти і газу;
- розробки родовищ;
- буріння свердловин;
- механізації і автоматизації процесів нафтовидобутку;
- охорони довкілля;
- інших робіт згідно Тематичного плану НДДКР та науково-технологічних послуг Центральної науково-дослідної лабораторії ВАТ "Укрнафта" на 2004р.

Фактично у 2004 році силами ВАТ "Укрнафта" (ЦНДЛ) виконувалось 171 наряд-замовлення щодо здійснення науково-дослідних робіт загальною вартістю 9 255,388 тис. грн.

Завдяки 22 винаходам Компанією отримано додаткового видобутку 29,2 тис. тонн нафти і 29,0 млн. куб. м. газу.

За рахунок використання 218 раціоналізаторських пропозицій додатково видобуто 2,1 тис. тонн нафти та 1,2 млн. куб. м. газу, а також вироблено 2,4 тис. тонн стабільного бензину та 0,7 тис. тонн скрапленого газу.





Міжнародна співпраця

В умовах поступового вичерпання запасів української нафти та ускладнення умов її видобування особливе місце у стратегії діяльності Компанії займає розвиток міжнародної діяльності, зокрема, вихід на світовий ринок послуг з будівництва нафтових та газових свердловин, їх сервісного обслуговування, підготовки та транспорту вуглеводневої продукції та інших супутніх послуг. Видобуток нафти в інших країнах розглядається, як один з найважливіших елементів диверсифікації діяльності.

Спеціалісти Компанії вже мають значний досвід будівництва бурових свердловин в Російській Федерації, Іраку, Індії, Пакистані, Сирії, Алжирі, Лівії, Кубі та В'єтнамі.

2004 рік виявився успішним для Компанії у зовнішньоекономічній діяльності, яка зосереджена на трьох основних напрямках:

- робота за кордоном,
- інвестиційна діяльність,
- придбання імпортного устаткування.

З метою диверсифікації джерел постачання енергоресурсів в Україну, ВАТ "Укрнафта" у 2004 році здійснила ряд заходів, спрямованих на вихід на нафтогазові ринки інших країн.

З метою створення спільного підприємства проведено роботу з пошуку партнерів у Казахстані. Продовжувалась робота з налагодження співробітництва в країнах Перської затоки: ОАЕ, Кувейті, Катарі, Омані.

На сьогодні за участю Компанії створені та працюють чотири спільні підприємства, а також укладені і діють 18 договорів про спільну інвестиційну діяльність, в тому числі, 4 з них – з іноземними компаніями. Протягом 2004 року відбулось збільшення на цих підприємствах рівня видобутку нафти з конденсатом на 0,12%. Показник видобутку газу перевищив минулорічний на 4,11%.

За результатами діяльності спільних підприємств та участі у договорах про спільну діяльність Компанією отримано прибуток на суму 56 млн. грн.

Для отримання права на участь в міжнародних тендерах і конкурсах на проведення бурових робіт та розробку родовищ , ВАТ "Укрнафта" здійснює сертифікацію бурового і нафтопромислового обладнання за міжнародними стандартами. Сертифікація спеціалістів проводиться у міжнародних навчальних центрах відповідно до вимог IADC (міжнародної асоціації бурових підрядників).

Ефективне виконання виробничої програми Компанії відбулось, у тому числі, завдяки вчасному забезпеченню підприємства необхідним імпортним устаткуванням на суму близько 21,8 млн. доларів США.

Планується, що у 2005 році, за результатами діяльності спільних підприємств, Компанія отримає додатковий прибуток у розмірі більше ніж 8 млн. грн., а за результатами участі Компанії у спільній інвестиційній діяльності – більш ніж 72 млн. грн.




УКРНАФТА



Техніко-економічні показники діяльності

На початку 2004 року ВАТ "Укрнафта" відзначила своє десятиріччя.

Вперше за останні роки нам вдалося не тільки стабілізувати діяльність Компанії, а й домогтися зростання її потенціалу. Цьому сприяли нові підходи у менеджменті, пошук шляхів розширення сировинної бази та цілеспрямованість на оптимізацію виробництва. В результаті, у 2004 році вдалося досягнути збільшення:

- чистого прибутку, який склав 1 347,2 млн. грн., що на 51,37% більше у порівнянні з 2003 роком і у 3,02 рази більше у порівнянні з 2002 роком;
- відрахувань до бюджету, які склали 1 354,6 млн. грн., що на 25,9% більше у порівнянні з 2003 роком і на 55,66% більше у порівнянні з 2002 роком;
- доходу від реалізації, який склав 5 743,2 млн. грн., що на 46,57% більше у порівнянні з 2003 роком і у 2,15 рази у порівнянні з 2002 роком;
- середньомісячної заробітної плати, яка склала 1 349 грн., що на 27,4% більше у порівнянні з 2003 роком і на 57,3% більше у порівнянні з 2002 роком;
- ринкового котирування акцій з 25 грн. за акцію на 1.01.2003 року до 150 грн. за акцію на 1.01.2005 року;
- обсягів видобутку нафти (з конденсатом), які склали 3 025,6 тис. тонн, що на 4,5% більше у порівнянні з 2003 роком і на 7,6% більше у порівнянні з 2002 роком;
- обсягів видобутку газу, які склали 3 350 млн. куб.м., що на 2,3% більше у порівнянні з 2003 роком і на 2,9% більше у порівнянні з 2002 роком.

Основні техніко-економічні показники за 2000-2004 рр. та планові виробничі показники на 2005 р.

Найменування показників	Одиниця виміру	2000 р.	2001 р.	2002 р.	2003 р.	2004 р.	2005 р
Видобуток							
1. Видобуток нафти(з конденсатом)	тис. тонн	2 864,6	2 811,4	2 812,0	2 895,4	3 025,6	3 070,0
2. Видобуток газу – всього	млн. куб. м	3 306,2	3 292,6	3 254,8	3 274,6	3 350,0	3 350,0
Виробництво продукції газопереробки							
3. Виробництво скрапленого газу	тис. тонн	114,2	135,3	138,3	140,3	158,9	159,5
4. Виробництво стабільного бензину	тис. тонн	142,5	154,5	171,4	198,8	222,9	226,5
Буріння							
5. Проходка	тис. м	178,2	203,8	180,4	185,0	165,4	190,0
6. Введення нових свердловин	свердл.	56	61	54	57	62	64
7. Введення свердловин з буріння	свердл.	49	51	49	47	50	54
Економічні показники							
8. Середньооблікова чисельність	осіб	25 476	26 060	25 624	24 712	25 173	28 447
в тому числі АЗС	осіб					1508	4667
9. Фонд оплати праці	млн. грн.	200,4	241,6	263,7	314,0	407,5	582,6
10. Середньомісячна заробітна плата	грн.	655,5	772,6	857,6	1 058,9	1 349,0	1 870,0
11. Доход від реалізації	млн.грн.	3 656,3	3 248,6	2 665,5	3 918,4	5 743,2	
12. Чистий прибуток	млн.грн.	991,7	975,2	446,0	890,0	1 347,2	
13. Розрахунки з бюджетом	млн.грн.	1 180,1	1 170,0	870,2	1 075,6	1 354,6	





Видобуток нафти з конденсатом ВАТ «Укрнафта» в 1990-2005 р.р.


4500
4000
3500
3000
2500
2000
тис.тонн
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Видобуток газу з конденсатом ВАТ «Укрнафта» в 1990-2005 р.р.


4000
3600
3200
2800
2400
2000
млн.куб.м.
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

СОЦІАЛЬНА ВІДПОВІДАЛЬНІСТЬ

За 2004 рік фонд оплати праці ВАТ "Укрнафта" склав 407,5 млн. грн., середньомісячна заробітна плата досягла 1 349,5 грн.

У 2004 році:

- Сплачено бюджетних платежів на 1 354,6 млн. грн.

- Витрачено на соціальний розвиток регіонів 29,9 млн. грн.

- Надано благодійної допомоги на 7,7 млн. грн.

- Витрачено на охорону навколишнього середовища 32,0 млн. грн.

- Витрачено на заходи пов'язані з охороною праці 12,5 млн. грн.

- Витрачено на підвищення професійного рівня працівників майже 1,5 млн. грн.




УКРНАФТА



Кадрова політика та персонал Компанії

Середньооблікова чисельність працюючих у ВАТ "Укрнафта" за 2004 рік склала 25 173 особи, в тому числі: робітників – 19 931 особа, керівників і спеціалістів – 5 242 особи. У порівнянні з 2003 роком середньооблікова чисельність працівників ВАТ "Укрнафта" у 2004 році збільшилась на 461 особу за рахунок створення відділень реалізації нафтопродуктів. Облікова чисельність працівників відділень реалізації нафтопродуктів станом на 31 грудня 2004 року становила 3 714 осіб.

Середньооблікова чисельність працівників основної діяльності (без відділень реалізації нафтопродуктів) за 2004 рік склала 20 651 особу і зменшилася у порівнянні з 2003 роком на 155 осіб. Зменшення чисельності працівників основної діяльності відбулося за рахунок впорядкування структурних одиниць та чисельності працівників.

Середньооблікова чисельність працівників непромислової групи структурних одиниць ВАТ "Укрнафта" за 2004 рік склала 3 014 осіб і зменшилася проти 2003 року на 892 особи. Зменшення чисельності працівників непромислової групи відбулося, в основному, за рахунок виведення зі складу ВАТ "Укрнафта" сільськогосподарських підрозділів та передачі об'єктів соціальної сфери в управління місцевим комунальним господарствам.

Загальна кількість працівників, з урахуванням працівників АЗС, складала у 2004 році 27 554 осіб, що на 13,8% більше у порівнянні з 2003 роком.

Якщо аналізувати структуру працівників, то:

- за рівнем освіти кількість працівників, які закінчили вищі навчальні заклади 3-4 рівня акредитації у 2004 році склала 5 118 осіб, що 30,5% більше у порівнянні з 2003 роком; навчальні заклади 1-2 рівня акредитації у 2004 році склала 6 132 осіб, що на 11,73% більше у порівнянні з 2003 роком;

- за віком кількість працівників, які мають вік до 30 років у 2004 році склала 5 094 осіб, що на 18,82% більше у порівнянні з 2003 роком.

Фонд оплати праці у 2004 році склав 407,5 млн. грн., що на 29,77% більше у порівнянні з 2003 роком і на 54,53% у порівнянні з 2002 роком. У 2005 році планується збільшити фонд оплати праці до 582,6 млн. грн.

У 2004 році середньомісячна заробітна плата складала 1 349 грн., що на 27,4% більше у порівнянні з 2003 роком, а у 2005 році планується збільшити цей показник до 1 870 грн.

Показники чисельності персоналу та оплати праці у 2000–2004 роках та планові показники на 2005 рік

Найменування показників	Одиниця виміру	2000	2001	2002	2003	2004	2005
Середньооблікова чисельність	осіб	25 476	26 060	25 624	24 712	25 173	28 447
Фонд оплати праці	млн. грн.	200,4	241,6	263,7	314,0	407,5	582,6
Середньомісячна заробітна плата	грн.	655,5	772,6	857,6	10 58,9	1 349,0	1 870,0





У ВАТ "Укрнафта" приділяється велика увага нормуванню праці. Нормуванням праці (нормам праці, нормам обслуговування, нормативам чисельності) у 2004 році охоплені всі працівники структурних одиниць. Щорічно до структурних одиниць ВАТ "Укрнафта" доводиться нормативна чисельність працюючих, виходячи із обсягів виробництва та норм обслуговування.

Продуктивність праці на одного працюючого основної діяльності в цілому по ВАТ "Укрнафта" в натуральному виразі за 2004 рік склала 410,3 тонн проти 400,1 тонн у 2003 році і 394,5 тонн у 2002 році, а на одного працюючого НГВУ відповідно 552,2 тонн проти 533,3 тонн у 2003 році і 519,3 тонн у 2002 році.

Продуктивність праці в цілому по ВАТ "Укрнафта" у 2004 році збільшилася на 2,5% у порівнянні з 2003 роком і на 4% проти 2002 року, за рахунок зростання обсягів видобутку нафти і газу.

ВАТ "Укрнафта" формує кадрову політику на основі Програми кадрового забезпечення та підготовки перспективного керівного складу на 2001-2005 роки. Дана програма передбачає наявність достатньої кількості висококваліфікованих кадрів, дотримання високої культури виробництва і професійної етики. Основне гасло Компанії: "Люди – це найвища цінність у ВАТ "Укрнафта"

Ефективний та стабільний розвиток Компанії забезпечують біля двадцяти восьми тисяч працівників (середньоспискова), з них робітників – 22 079 особи, керівників і спеціалістів – 5 300 осіб. Середній вік працюючих у Компанії є достатньо молодим і становить 40,7 років.

Сучасна система підготовки і перепідготовки кадрів є запорукою успішного розвитку товариства та динаміки зростання виробничих і фінансових показників. Базовим закладом освіти, що готує кваліфікованих фахівців у нафтовидобувній галузі є Івано-Франківський Національний технічний університет нафти і газу, після закінчення якого у 2004 році на роботу до Компанії прийшло більше 70 спеціалістів. Також товариство всебічно сприяє підвищенню професійного рівня своїх працівників – систематично проводяться семінари, тренінги з різних проблем господарської діяльності. На ці заходи у 2004 році було витрачено 1 477 тис. грн.

Питома вага різних категорій працівників протягом 2002 – 2004 року, осіб



25 000
20 000
15 000
10 000
5000
0
3 019
2 302
236
2 903
2 157
199
3 141
2 159
175
2002
2003
2004
службовці
керівники
спеціалісти
робітники


УКРНАФТА



Соціальна та благодійна діяльність

З метою регулювання виробничих, трудових і соціально-економічних відносин та забезпечення конституційних прав і гарантій працівників Компанія укладає Колективний договір. Він передбачає захист інтересів працівників, додаткові до передбачених чинним законодавством гарантії і пільги. Серед діючих соціальних пільг та гарантій є такі, як:

- матеріальна допомога багатодітним сім'ям працівників та жінкам, які знаходяться у відпустці по догляду за дитиною;
- матеріальна допомога на дітей-інвалідів;
- матеріальна допомога до ювілейних дат;
- ветеранам до Дня Перемоги;
- адресна допомога більше ніж 11 тисячам пенсіонерів та інвалідам, які працювали у нафтовій галузі.

У 2004 році матеріальна допомога була надана на суму 13 млн. 191 тис. гривень.

Компанія також приділяє значну увагу питанням соціальної захищеності сімей працівників. Зокрема, у вихідні дні працівники з сім'ями мають змогу відпочити на базах вихідного дня, яких у Компанії п'ять. На балансі ВАТ "Укрнафта" перебувають чотири санаторії-профілакторії і один пансіонат. Практично, в усіх структурних одиницях діють медичні пункти, де працюють висококваліфіковані спеціалісти.
У товаристві діють чотири дитячі оздоровчі табори в різних регіонах України, в яких у 2004 році змогло оздоровитись біля 1 500 дітей.
Одним із головних напрямків соціальної діяльності Компанії є фінансування соціального розвитку регіонів України. Так, у 2004 році на розвиток регіонів було перераховано 29 856 тис. грн., а саме:

- Сумська область – 11 750 тис. грн.;
- Івано-Франківська область – 2 348 тис. грн.;
- Чернігівська область – 3 470 тис. грн.;
- Полтавська область – 6 075 тис. грн.;
- Харківська область – 3 000 тис. грн.;
- Львівська область – 3 003 тис. грн.;
- Чернівецька область – 210 тис. грн.;

Однією зі складових соціальної політики є підтримка найменш захищених груп населення. Компанія надавала у 2004 році благодійну і спонсорську допомогу:

- дитячим будинкам, школам-інтернатам – 545,9 тис. грн.,
- адміністративним органам – 1 132,7 тис. грн.,
- правоохоронним органам – 1 635,9 тис. грн.,
- спортивним та культурним закладам – 1 006,4 тис. грн.,
- релігійним організаціям – 856,3 тис. грн.,
- закладам охорони здоров'я – 838,7 тис. грн.,
- благодійним фондам – 463,9 тис. грн.,
- іншим організаціям (громадські організації, общини та інші) – 573,4 тис. грн.,
- афганцям, ветеранам війни – 5,8 тис. грн.,
- військовим та пожежним частинам, військкоматам – 61,1 тис. грн.,
- іншим – 573,5 тис. грн.

Таким чином, у 2004 році Компанія надала благодійну допомогу у сумі 7 693,5 тис. гривень.

Серед лікувальних закладів, що отримали унікальний подарунок від ВАТ "Укрнафта" у 2004 року є Науково-дослідний інститут нейрохірургії. Відтепер у реанімаційному відділенні цього інституту працює новітнє реанімаційне обладнання виробництва США вартістю 70 тисяч гривень.
Сподіваємося, що подальше зростання потенціалу Компанії і надалі сприятиме максимально ефективному вирішенню всього комплексу соціальних питань, у тому числі і соціального захисту нафтовиків та їх сімей.





Екологічна політика та промислова безпека

Пріоритетним напрямком розвитку Компанії є посилення екологічної безпеки та впровадження природоохоронних і ресурсозберігаючих технологій. Так у 2004 році капітальні вкладення в охорону навколишнього середовища склали 1,9 млн. грн. На капітальний ремонт основних виробничих фондів природоохоронного призначення направлено 2,1 млн. грн., на поточні витрати з охорони навколишнього природного середовища – 29,9 млн. грн.

Компанією використовується технологія антикорозійного захисту технологічного обладнання. У 2004 році проведена заміна трубопроводів на антикорозійні.

Використовується технологія з ремедіації (відновленню) ґрунтів, забруднених солями пластових вод, технології відновлення ґрунтів від нафтохімічного забруднення.

На підприємствах, з метою попередження та ліквідації нафтохімічних забруднень навколишнього середовища створений необхідний запас сорбційних матеріалів.

Екологічна безпека Компанії досягається за рахунок жорсткого контролю за екологічними характеристиками діяльності. З цією метою в усіх структурних підрозділах створені та функціонують відповідні служби, які підзвітні апарату управління Компанії.

У 2005 році планується розробка, впровадження та сертифікація єдиної системи управління охороною навколишнього природного середовища у відповідності ДСТУ ISO 14000.

Створення безпечних умов праці є одним із головних завдань у виробничій і соціальній діяльності Компанії. Ці заходи необхідні для забезпечення належного функціонування нафтогазового виробництва, що дозволить запобігти серйозним аваріям, виникненню відкритих нафтових і газових фонтанів, зростанню травматизму.

Робота зі створення безпечних умов праці, підвищення рівня безпеки нафтогазового виробництва носить постійний та плановий характер. Так, відповідно до чинного законодавства розроблено та впроваджується низка комплексних заходів з підвищення рівня безпеки праці, функціонує система контролю за станом охорони праці, об'єктами та обладнанням. Постійно діють комісії з охорони праці та пожежної безпеки, якими у 2004 році здійснено 9 комплексних перевірок структурних одиниць.

Витрати на заходи з охорони праці у 2004 році склали 12,46 млн. грн.

Компанія й далі спрямовуватиме свої зусилля на мінімізацію та уникнення випадків порушень норм і правил охорони праці та промислової безпеки.

Валовий доход ВАТ "Укрнафта" в 2004 році склав 5 743,2 млн. грн.

Чистий прибуток – 1 347,2 млн. грн.

Рентабельність активів ВАТ "Укрнафта" за 2004 рік становить 19%

Рентабельність власного капіталу – 23%

Рентабельність продажу – 45%




УКРНАФТА



Аналіз фінансових результатів

Валюта балансу ВАТ "Укрнафта" станом на 31.12.04 складає 8 195,56 млн. грн., на 01.01.04 – 6 265,0 млн. грн. (на 01.01.03 – 4 993,7 млн. грн.), приріст за 2004 рік складає 1 927,5 млн. грн., або 30,8%.

За результатами 2004 року в структурі балансу підприємства співвідношення основних складових активу становить: 72,7% – необоротні активи (основні засоби, незавершене будівництво, довгострокові фінансові інвестиції), 27,3% – оборотні активи (виробничі запаси, готова продукція, дебіторська заборгованість).

Структура джерел утворення активів ВАТ "Укрнафта" на 01.01.04 становить: власний капітал – 80%, довгострокові зобов'язання – 6,5%, короткострокові зобов'язання (кредиторська заборгованість за товари, роботи, послуги – 13,5%).

Прибуток до оподаткування за 2004 рік склав 1 913,8 млн. грн., що у порівнянні з показником 2003 року більше на 668,7 млн. грн. або на 53,7%

Чистий прибуток за 2004 рік склав 1 347,2 млн. грн., що у порівнянні з показником 2003 року більше на 457,2 млн. грн. або на 51,4%

Валовий доход від реалізації продукції (робіт, послуг) у 2004 році склав 5 743,2 млн. грн., що на 1 824,8 млн. грн. більше, ніж в попередньому році.

За 2004 р. доходи ВАТ "Укрнафта" – чистий доход від реалізації продукції, товарів, робіт, послуг, інші операційні доходи, інші фінансові доходи, інші доходи – склали 5 063,44 млн. грн., що на 1 695,6 млн. грн. (50,3 %) більше за доходи минулого року.

Чистий дохід від реалізації продукції (товарів, робіт, послуг) за 2004 рік складає 4 362,12 млн. грн., що у порівнянні з показником 2003 року більше на 1 407,65 млн. грн. (47,6%) та складає 83% загального збільшення доходу.





Структура чистого доходу:

- 202,12 млн. грн. (питома вага у структурі чистого доходу від реалізації 4,6%) за рахунок реалізації природного (нафтового) газу в обсязі 2 368,541 млн. м. куб. за середньою ціною 138 тис. грн./млн. куб. м.;

- 1 428,78 млн. грн. (питома вага у структурі чистого доходу від реалізації 32,8%) за рахунок реалізації нафти в обсязі 1 678,601 тис. тонн за середньою ціною 1 213,4 тис. грн./тис. тонн;

- 92,92 млн. грн. (питома вага в структурі чистого доходу від реалізації 2,1%) за рахунок реалізації стабільного та нестабільного газового конденсату в обсязі 81,608 тис. тонн за середньою ціною 1 491,2 тис. грн./тис. тонн;

- 215,9 млн. грн. (5% від загальної суми чистого доходу) за рахунок реалізації скрапленого газу в обсязі 157,3 тис.тонн за середньою ціною 1 657,1 тис. грн./ тис.тонн;

- 376,43 млн. грн. (8,6% від загальної суми чистого доходу) за рахунок реалізації стабільного газового бензину в обсязі 220,6 тис. тонн за середньою ціною 2047,6 тис. грн./тис. тонн.

На збільшення загального чистого доходу переважно вплинув дохід від реалізації, як нафтопродуктів власного виробництва, так і придбаних, на загальну суму 629,8 млн. грн.:

- 429,54 млн. грн. (9,8% від загальної суми чистого доходу) за рахунок реалізації дизельного палива в обсязі 203,673 тис. тонн за середньою ціною 2530,8 тис. грн./тис. тонн;

- 144,53 млн. грн. (3,3% від загальної суми чистого доходу) за рахунок реалізації бензину А-80 в обсязі 55,751 тис. тонн за середньою ціною 3 111 тис. грн./тис. тонн;

- 157,28 млн. грн. (3,6% від загальної суми чистого доходу) за рахунок реалізації мазуту в обсязі 263,517 тис. тонн за середньою ціною 716 тис. грн./тис. тонн;

- інші види готової продукції на загальну суму чистого доходу 822,16 млн. грн.(18,8% від загальної суми чистого доходу), в тому числі чистий дохід від роздрібної реалізації нафтопродуктів 510,38 млн. грн. (11,7% від загальної суми чистого доходу).


УКРНАФТА

Дебіторська та кредиторська заборгованість.

Фактична дебіторська заборгованість перед ВАТ "Укрнафта" збільшилась з 1 239,67 млн. грн. на початок 2004 року на 170,52 млн. грн., і станом на 01.01.2005 року склала 1 410,19 млн. грн.

Дебіторська заборгованість збільшилась за наступними статтями:

- по розрахунках за товари, виконані роботи та надані послуги, а також по розрахунках з іншими дебіторами на 333,6 млн. грн., по відвантаженій продукції, під банківську гарантію на 260 млн. грн., оплата за яку відбулася, згідно контрактів, у 1 кварталі 2005 року;
- по розрахунках за природний газ – за рахунок зростання заборгованості НАК "Нафтогаз України" на 17,9 млн. грн.;

В той же час, дебіторська заборгованість по розрахунках з бюджетом та за виданими авансами зменшилась на 57,9 млн. грн. та 123,1 млн. грн. відповідно.
Кредиторська заборгованість збільшилась з 909,4 млн. грн. на початок 2004 року на 55,7 млн. грн., і станом на 01.01.2005 року склала 965,1 млн. грн.

Основними причинами зростання кредиторської заборгованості є:

- зростання заборгованості перед НАК "Нафтогаз Україна" в розмірі 80,4 млн. грн. за комерційний газ;
- отримання передплат від покупців продукції за контрактами в розмірі 24,8 млн. грн., поставка за якими відбулася в 1 кварталі 2004 року.
- поточна заборгованість по розрахунках з бюджетом – на 1,7 млн. грн.

В той же час, заборгованість з одержаних авансів зменшилась на 51,2 млн. грн.





Розрахунки з бюджетом.

Загальна сума платежів до бюджетів усіх рівнів в 2004 році збільшилась у порівнянні з минулим роком на 279 млн. грн. або на 25,9% і склала 1 354,6 млн. грн. Основне збільшення платежів до бюджету відбулося по таких видах податків:

- податок на прибуток – на 141,6 млн. грн. або на 36,2%;
- рентна плата за нафту, газ та конденсат – на 159,8 млн. грн. або на 58,4%;
- по іншим платежам до бюджетів усіх рівнів – на 24,9 млн. грн. або на 27,8%.

Зменшилось відрахування по податку на додану вартість на 47,2 млн. грн. або на 14,7%. Основною причиною зменшення є придбання автозаправних комплексів з метою розширення власної мережі АЗС.

Розрахунки з бюджетом протягом 2000-2004 років

Бюджетні платежі	Одиниця виміру	2000	2001	2002	2003	2004
ПДВ	тис. грн.	465 547	448 507	254 125	321 430	274 193
Податок на прибуток	тис. грн.	390 247	497 185	347 902	391 008	532 575
Рентна плата за нафту	тис. грн.	39 057	42 972	119 250	215 487	362 228
Рентна плата за газ	тис. грн.	71 151	81 210	60 743	53 573	55 206
Рентна плата за конденсат					4 504	15 896
ГРР	тис. грн.	107 513	81 614	72 132	69 471	74 752
інші	тис. грн.	106 593	18 557	16 048	20 132	39 726
Всього	тис. грн.	1 180 108	1 170 045	870 200	1 075 605	1 354 576





Розрахунок коефіцієнтів фінансового стану

При оцінці розподілу активів та капіталу зроблено аналіз коефіцієнтів, які характеризують фінансову стабільність Компанії.

Так, коефіцієнт фінансової стабільності має значення 4,0 при нормі > 1,0, а коефіцієнт фінансової автономії – 0,8 при нормі > 0,5.

Ці показники свідчать про фінансову незалежність підприємства від інвесторів, кредиторів, тобто підтверджує встановлений факт зростання фінансової стійкості підприємства.

Операційний аналіз, аналіз операційних витрат та динаміка показників ефективності управління активами у 2004 році свідчать про зростання стабільності фінансового стану підприємства.

Наявна динаміка спрямована в бік збільшення усіх коефіцієнтів: зміни валових продаж, операційного прибутку і прибутковості продаж. У 2004 році значення коефіцієнта валових продаж становить 0,48 проти 0,44 у 2003 році. Коефіцієнт операційного прибутку дорівнює 0,45 проти 0,43 у 2003 році. Коефіцієнт прибутковості продаж становить 0,31 проти 0,3.

Прибутковість вкладеного капіталу у 2004 році, що розраховується як відношення чистого прибутку до суми власного капіталу, за винятком додаткового капіталу, склала 23% проти 18% в 2003 році.

Коефіцієнт прибутковості (відношення чистого прибутку до чистого доходу) склав 30,9%. Це означає, що після вирахування всіх витрат в Компанії залишається 31 коп. прибутку від кожної гривні чистого доходу.

Коефіцієнт покриття (поточної ліквідності) – це відношення оборотних активів до поточних зобов'язань підприємства, що характеризують достатність ресурсів Компанії, які можуть бути використані для погашення її поточних зобов'язань. Цей коефіцієнт у 2004 році становив 2,03 при нормі > 1.

Аналіз рентабельності Компанії дає змогу визначити ефективність вкладання коштів у підприємство та раціональність їхнього використання. Так рентабельність активів та власного капіталу у 2004 році збільшилась на 3,0% та 5,0% (відповідно) у порівнянні з 2003 роком. Тенденція збільшення спостерігалась і в рентабельності чистих активів, збільшення склало 4,0%.

Таким чином, з точки зору фінансових показників, роботу Компанії у 2004 році можна характеризувати як позитивну. Показники фінансової стійкості, ліквідності, рентабельності активів і капіталу, прибутковості та оборотності активів значно перевищують нормативні значення.

Ми систематично аналізуємо фінансово-господарську діяльність підприємства та вживаємо усіх необхідних заходів для ефективного використання засобів, скорочення витрат на виробництво послуг, економії витрат електричної та теплової енергії, адміністративних витрат, матеріалів тощо.

Впровадження заходів, передбачених планом стратегічного розвитку ВАТ "Укрнафта", здійснення оперативного аналізу собівартості бізнес-процесів, дозволить у наступному році зменшити основні та додаткові витрати та повністю забезпечити річну виробничу програму необхідними коштами.





Коефіцієнти фінансового стану

ПОКАЗНИК	2003	2004	зміна показника
ОПЕРАЦІЙНИЙ АНАЛІЗ			
Коефіцієнт зміни валових продаж	0,44	0,48	0,04
Коефіцієнт операційного прибутку	0,43	0,45	0,02
Коефіцієнт чистого прибутку (прибутковість продаж)	0,30	0,31	0,01
ПОКАЗНИКИ ЕФЕКТИВНОСТІ УПРАВЛІННЯ АКТИВАМИ			
Оборотність активів	0,52	0,6	0,08
Оборотність чистих активів	0,61	0,7	0,09
Оборотність дебіторської заборгованості	8,02	10,65	2,63
Середній термін оборотності дебіторської заборгованості, днів	45,52	34,27	-11,25
Використання основних фондів (фондовіддача)	0,46	0,57	0,11
Використання власного капіталу	0,61	0,74	0,13
ПОКАЗНИКИ РЕНТАБЕЛЬНОСТІ			
Рентабельність активів (майна), ROA, %	16,0	19,0	3,0
Рентабельність власного капіталу, ROE, %	18,0	23,0	5,0
Рентабельність чистих активів (або капіталу, що використовується), %	18,0	22,0	4,0
Рентабельність продажу, %	43,0	45,0	2,0


УКРНАФТА


Enter

Баланс,

тис. грн.

Актив	Код рядку	На початок звітного періоду	На кінець звітного періоду
І. НЕОБОРОТНІ АКТИВИ			
Нематеріальні активи:			
залишкова вартість	10	10 827	6 053
первісна вартість	11	19 964	21 581
накопичена амортизація	12	9 137	15 528
Незавершене будівництво	20	1 495 021	980 120
Основні засоби			
залишкова вартість	30	3 000 171	4 502 453
первісна вартість	31	6 680 600	8 660 208
знос	32	3 680 429	4 157 755
Довгострокові фінансові інвестиції:			
які обліковуються за методом участі в капіталі інших підприємств	40	146 477	146 477
інші фінансові інвестиції	45	114 879	124 022
Довгострокова дебіторська заборгованість	50	19 214	18 738
Відстрочені податкові активи	60	211 810	178 339
Інші необоротні активи	70		
Усього за розділом I	80	**4 998 399**	**5 956 202**
II. ОБОРОТНІ АКТИВИ			
Запаси:			
виробничі запаси	100	244 652	328 326
тварини на вирощуванні та відгодівлі	110	18	
незавершене виробництво	120	6 217	17 539
готова продукція	130	33 959	172 964
товари	140	45 616	518 577
Векселі одержані	150	5 457	1 203
Дебіторська заборгованість за товари, роботи послуги:			
чиста реалізаційна вартість	160	426 764	727 341
первісна вартість	161	777 874	1 090 849
резерв сумнівних боргів	162	351 110	363 508
Дебіторська заборгованість за розрахунками:			
з бюджетом	170	77 287	19 369
за виданими авансами	180	207 383	84 256
з нарахованих доходів	190		
із внутрішніх розрахунків	200		
Інша поточна дебіторська заборгованість	210	177 126	215 716
Поточні фінансові інвестиції	220		
Грошові кошти та їх еквіваленти:			
в національній валюті	230	18 523	115 662
в іноземній валюті	240	2 103	10 415
Інші оборотні активи	250	23 831	26 463
Усього за розділом II	260	**1 268 936**	**2 237 831**
III. ВИТРАТИ МАЙБУТНІХ ПЕРІОДІВ	270	**676**	**1 529**
БАЛАНС	280	**6 268 011**	**8 195 562**





Баланс, тис. грн.

ПАСИВ	Код рядку	На початок звітного періоду	На кінець звітного періоду
І. ВЛАСНИЙ КАПІТАЛ			
Статутний капітал	300	13 557	13 557
Пайовий капітал	310		
Додатковий вкладений капітал	320		
Інший додатковий капітал	330	1 340 344	1 328 792
Резервний капітал	340	3 389	3 389
Нерозподілений прибуток (непокритий прибуток)	350	3 956 976	5 205 368
Неоплачений капітал	360		
Вилучений капітал	370		
Усього за розділом I	380	**5 314 266**	**6 551 106**
ІІ. ЗАБЕЗПЕЧЕННЯ НАСТУПНИХ ВИТРАТ І ПЛАТЕЖІВ			
Забезпечення виплат персоналу	400		
Інші забезпечення	410		
Цільове фінансування	420	6 875	477
Усього за розділом II	430	6 875	477
ІІІ. ДОВГОСТРОКОВІ ЗАБОВ'ЯЗАННЯ			
Довгострокові кредити банків	440		534 784
Інші довгострокові фінансові зобов'язання	450		
Відстрочені податкові зобов'язання	460		
Інші довгострокові зобов'язання	470	2 184	1 109
Усього за розділом III	480	**2 184**	**535 893**
IV. ПОТОЧНІ ЗОБОВ'ЯЗАННЯ			
Короткострокові кредити банків	500		
Поточна заборгованість за довгостроковими зобов'язаннями	510		
Векселі видані	520	600	600
Кредиторська заборгованість за товари, роботи, послуги	530	408 291	589 114
Поточні зобов'язання за розрахунками:			
з одержаних авансів	540	105 634	54 405
з бюджетом	550	117 315	119 055
з позабюджетних платежів	560	4 477	18
зі страхування	570	8 478	9 382
з оплати праці	580	14 146	22 259
з учасниками	590	5 490	105 614
із внутрішніх розрахунків	600		
Інші поточні зобов'язання	610	278 162	202 536
Усього за розділом IV	620	**942 593**	**1 102 983**
V. Доходи майбутніх періодів	630	**2 093**	**5 103**
БАЛАНС	640	**6 268 011**	**8 195 562**


УКРНАФТА



Звіт про фінансові результати

тис. грн.

Стаття	Код рядка	За звітний період	За попередній період
І. ФІНАНСОВІ РЕЗУЛЬТАТИ			
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	010	5 743 199	3 918 416
Податок на додану вартість	015	920 111	611 913
Акцизний збір	020	1 026	
Рентна плата	025	347 325	298 631
Інші вирахування з доходу	030	112 605	53 391
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	035	4 362 132	2 954 481
Собівартість реалізованої продукції (товарів, робіт, послуг)	040	2 130 395	1 506 743
Валовий:			
прибуток	050	2 231 737	1 447 738
збиток	055	-	-
Інші операційні доходи	060	623 470	330 305
Адміністративні витрати	070	138 405	96 227
Витрати на збут	080	107 067	41 057
Інші операційні витрати	090	647 707	366 817
Фінансовий результат від операційної діяльності:			
прибуток	100	1 962 028	1 273 942
збиток	105	-	-
Доход від участі в капіталі	110	-	
Інші фінансові доходи	120	54 046	59 016
Інші доходи	130	23 795	24 024
Фінансові витрати	140	30 888	3 861
Втрати від участи в капіталі	150	-	
Інші витрати	160	95 174	107 976
Фінансові результати від звичайної діяльності до оподаткування:			
прибуток	170	1 913 807	1 245 145
збиток	175	-	-
Податок на прибуток від звичайної діяльності	180	566 578	355 139
Фінансові результати від звичайної діяльності:			
прибуток	190	1 347 229	890 006
збиток	195	-	-
Надзвичайні:			
доходи	200		
витрати	205	22	
Податки з надзвичайного прибутку	210		
Чистий:			
прибуток	220	1 347 207	890 006
збиток	225	-	-
ІІ. ЕЛЕМЕНТИ ОПЕРАЦІЙНИХ ВИТРАТ			
Матеріальні затрати	230	246 857	285 980
Витрати на оплату праці	240	348 940	226 506
Відрахування на соціальні заходи	250	126 254	78 984
Амортизація	260	487 121	436 232
Інші операційні витрати	270	369 617	248 574
Разом	280	1 578 789	1 276 276
ІІІ. РОЗРАХУНОК ПОКАЗНИКІВ ПРИБУТКОВОСТІ АКЦІЙ			
Середньорічна кількість простих акцій	300	54 228 510	54 228 510
Скоригована середньорічна кількість простих акцій	310	54 228 510	54 228 510
Чистий прибуток (збиток), що припадає на одну просту акцію	320	0,02484	0,01641
Скоригований чистий прибуток (збиток), що припадає на одну просту акцію	330	0,02484	0,01641
Дивіденди на одну просту акцію	340		





Звіт про рух грошових коштів за 2003-2004 рр. тис. грн.

Стаття	Код рядку	За звітний період		За попередній період	
		Надходження	Видаток	Надходження	Видаток
1	2	3	4	5	6
І. Рух коштів у результаті операційної діяльності					
Прибуток (збиток) від звичайної діяльності до оподаткування	10	1 913 807	0	1 248 266	0
Коригування на:					
амортизацію необоротних активів	20	487 121	Х	436 232	Х
збільшення (зменшення) забезпечень	30		5 569		3 923
збиток (прибуток) від нереалізованих курсових різниць	40	0	510	0	18
збиток (прибуток) від неопераційної діяльності	50	17 333	0	24 936	0
Витрати на сплату відсотків	60	30 888	Х	3 861	Х
Прибуток (збиток) від операційної діяльності до зміни в чистих оборотних активах	70	2 443 070	0	1 709 354	0
Зменшення (збільшення):					
оборотних активів	80	0	685 187	0	246 218
витрат майбутніх періодів	90	0	853	1 689	0
Збільшення (зменшення):					
поточних зобов'язань	100	0	314 547	561 987	
доходів майбутніх періодів	110	3 010	0	0	804
Грошові кошти від операційної діяльності	120	1 445 493	0	2 026 008	0
Сплачені:					
відсотки	130	Х	0	Х	3 200
податки на прибуток	140	Х	531 085	Х	374 292
Чистий рух коштів до надзвичайних подій	150	914 408	0	1 648 516	0
Рух коштів від надзвичайних подій	160	0	22	0	0
Чистий рух коштів від операційної діяльності	170	914 386	0	1 648 516	0





Звіт про рух грошових коштів за 2003-2004 рр.

тис. грн.

Стаття	Код рядку	За звітний період		За попередній період	
		Надходження	Видаток	Надходження	Видаток
1	2	3	4	5	6
II. Рух коштів в результаті інвестиційної діяльності					
Реалізація:					
фінансових інвестицій	180	50	X	522	X
необоротних активів	190	5 130	X	11 313	X
майнових комплексів	200	7	X	798	X
Отримані:					
відсотки	210	174	X		X
дивіденди	220	16 111	X	763	X
Інші надходження	230	421	X	364	X
Придбання:					
фінансових інвестицій	240	X	12 369	X	24 374
необоротних активів	250	X	1 393 389	X	1 565 065
майнових комплексів	260	X	0	X	0
Інші платежі	270	X	13 131	X	
Чистий рух коштів до надзвичайних подій	280	0	1 396 996	0	1 575 679
Рух коштів від надзвичайних подій	290	0	0	0	0
Чистий рух коштів від інвестиційної діяльності	300	0	1 396 996	0	1 575 679
III. Рух коштів у результаті фінансової діяльності					
Надходження власного капіталу	310	0	X	0	X
Отримані позики	320	947 501	X	957	X
Інші надходження	330	51 105	X		X
Погашення позик	340	X	410 973	X	96 416
Сплачені дивіденди	350	X	0	X	0
Інші платежі	360	X	82	X	0
Чистий рух коштів до надзвичайних подій	370	587 551	0	0	95 459
Рух коштів від надзвичайних подій	380	0	0	0	
Чистий рух коштів від фінансової діяльності	390	587 551	0	0	95 459
Чистий рух коштів за звітний період	400	104 941	0	0	22 622
Залишок коштів на початок року	410	20 626	X	43 230	X
Вплив зміни валютних курсів на залишок коштів	420	510		18	0
Залишок коштів на кінець року	430	126 077	X	20 626	X





Звіт про власний капітал

тис. грн.

Стаття	Код рядку	Статутний капітал	Інший додатковий капітал	Резервний капітал	Нерозподілений прибуток	Разом
1	2	3	4	5	6	7
Залишок на початок року	10	**13 557**	**1 357 650**	**3 389**	**3 924 974**	**5 299 570**
Коригування:						
зміна облікової політики	20					0
виправлення помилок	30		-17 306		32 002	14 696
інші зміни	40					0
Скоригований залишок на початок року	50	**13 557**	**1 340 344**	**3 389**	**3 956 976**	**5 314 266**
Переоцінка активів:						
Дооцінка основних засобів	60		-1 508		1 508	0
Уцінка основних засобів	70					0
Дооцінка незавершеного будівництва	80					0
Уцінка незавершеного будівництва	90					0
Дооцінка нематеріальних активів	100					0
Уцінка нематеріальних активів	110					0
Знос безкоштовно отриманих активів	120		-11 480			-11 480
Чистий прибуток (збиток) за звітний період	130				**1 347 207**	1 347 207
Розподіл прибутку:						
Виплати власникам (дивіденди)	140				-100 323	-100 323
Спрямування прибутку до статутного капіталу	150					0
Відрахування до Резервного капіталу	160					0
Прибуток до перерозподілу	170					0
Внески учасників:						
Внески до капіталу	180					0
Погашення заборгованості з капіталу	190					0
Вилучення капіталу:						
Викуп акцій (часток)	210					0
Перепродаж викуплених акцій (часток)	220					0
Анулювання викуплених акцій (часток)	230					0
Вилучення частки в капіталі	240					0
Зменшення номінальної вартості акцій	250					0
Інші зміни в капіталі:						
Списання невідшкодованих збитків	260					0
Безкоштовно отримані активи	270		1 436			1 436
Прибуток до перерозподілу	280					0
Разом зміни в капіталі	290	0	-11 552	0	1 248 392	1 236 840
Залишок на кінець року	300	**13 557**	**1 328 792**	**3 389**	**5 205 368**	**6 551 106**


УКРНАФТА



АУДИТОРСЬКА ГРУПА "ПРОСТІР"

04050, м. КИЇВ, вул. ТУРГЕНЄВСЬКА 71, офіс 320,
тел.+38 044 4928716; 4928717; 4928718; 4928719
e-mail: audit@prostir.net.ua; www.prostir.net.ua

АУДИТОРСЬКИЙ ВИСНОВОК

про достовірність фінансової звітності відкритого акціонерного товариства "УКРНАФТА" за 2004 рік

Відповідно до договору № 18/08/2005/134/1-Р від 11 березня 2005 року незалежна аудиторська фірма ТОВ Аудиторська група "**ПРОСТІР**" провела аудиторську перевірку фінансових звітів ВАТ "**УКРНАФТА**", що додаються, а саме: балансу (валюта балансу складає 8195562 тис. грн.) станом на 31.12.2004 року, звіту про фінансові результати за 2004 рік, звіту про рух грошових коштів за 2004 рік, звіту про власний капітал за 2004 рік. Відповідальність за ці фінансові звіти несе Голова Правління ВАТ "**УКРНАФТА**". Ми несемо відповідальність за висловлення думки щодо фінансових звітів на підставі аудиторської перевірки.

Ми провели аудиторську перевірку згідно з Міжнародними стандартами аудиту. Ці стандарти зобов'язують нас планувати і здійснювати аудиторську перевірку з метою одержання обґрунтованої впевненості в тому, що фінансові звіти не містять суттєвих викривлень. Аудит включає перевірку шляхом тестування доказів, які підтверджують суми і розкриття інформації у фінансових звітах. Аудиторська перевірка включає також оцінку застосованих принципів бухгалтерського обліку й суттєвих попередніх оцінок, здійснених управлінським персоналом, а також оцінку загального подання фінансових звітів. Ми вважаємо, що проведена нами аудиторська перевірка забезпечує обґрунтовану підставу для висловлення нашої думки.

На нашу думку, за винятком впливу коригувань, які потрібні для нашого підтвердження кількості запасів, фінансові звіти, які складені у відповідності з внутрішньо корпоративними нормативними вимогами та Національними стандартами бухгалтерського обліку України, справедливо й достовірно, в усіх суттєвих аспектах, відображають фінансовий стан, реальний склад активів, зобов'язань та власний капітал ВАТ "**УКРНАФТА**" станом на 31.12.2004 року, а також фінансовий результат та рух грошових коштів за період діяльності ВАТ "**УКРНАФТА**" з 01.01.2004 року по 31.12.2004 року.

Реєстраційний № 232
Реєстр № 3388 виданий Аудиторською палатою України
Згідно рішення від 27.05.04 № 135

Директор
ТОВ АГ "**ПРОСТІР**"
22.04.2005 року
м. Київ

Україна, м. Київ, Товариство з обмеженою відповідальністю „Аудиторська група „Простір" Ідентифікаційний код 32593975

Койнов О.А.


UKRNAFTA


Контактна інформація

Повна назва емітента:	**Відкрите акціонерне товариство "Укрнафта"**
Місцезнаходження:	**Несторівський провулок, 3-5, м. Київ, 04053, Україна.**
Галузь:	**Нафтогазовидобувна промисловість**
Відомості про реєстрацію:	
Дата реєстрації:	**31 березня 1994 р.**
Місце реєстрації:	**Шевченківська райдержадміністрація м. Київ**
Свідоцтво про реєстрацію:	**№ - 0091 - 5471 - АТ**
Контактна інформація:	
Телефон:	**+(380 44) 226 - 3422, 272 - 5986**
Факс:	**+(380 44) 272 - 5922**
E-mail:	**press@ukrnafta.ukrtel.net**
Акції та акціонерний капітал:	
Загальна кількість акцій:	**54 228 510 акцій**
Кількість простих іменних акцій:	**54 228 510 акцій**
Номінальна вартість:	**0,25 грн.**
Тікер (ПФТС):	**UNAF**
Статутний фонд:	**13 557 127,5 грн.**
ADR:	
Тікер:	**UKRNY**
Банк депозитарій ADR:	**The Bank of New York**
Місцезнаходження:	**101 Barclay St., 22 West New York, NY 10286**
Телефон:	**+(212) 815 - 3095**
Факс:	**+(212) 571 - 3050**
E-mail:	**ivakhraneva@bankofny.com**
Реєстратор:	**ВАТ "Фінансова компанія "Укрнафтогаз"**
Місцезнаходження:	**Вул. Празька 5, м. Київ, 02090, Україна.**
Телефон:	**+(380 44) 551 - 9540, 551 - 9514**
Факс:	**+(380 44) 551 - 9540, 552 - 0241**
E-mail:	**reestr@naftogaz.com.ua**

УКРНАФТА  UKRNAFTA



ANNUAL REPORT
2004



Content


UKRNAFTA





Board Chairman Igor Palytsya





Chairman's address

Dear shareholders!

Year 2004 became one of the best years for "Ukrnafta" JSC. Management and team of the Company managed not only to strengthen the stabilization tendency, which evolved in the last several years, but also to have substantial achievements in all spheres of economic activity. This allows us entering into the future confidently on the way of transformation into vertically integrated company.

As to the production activities, the Company extracted 3 million tons of oil with condensate and 3.35 billion of cubic meters of gas for the first time since 1997, which is the second best result for the period of Ukraine's independence (only in 1999 more resources were extracted). At the same time the ratio of hydrocarbons stock increase to extracted oil (compensation ratio) was the highest. It equaled 57% in 2004 while in 2003 it was only 45%. The volumes of production of gas products also increased: 13% more of liquefied gas and 12% more of light faction were supplied.

Realizing the necessity to permanently renovate the production process and fixed assets, we accomplished a lot of work on construction and modernization of pipelines, aggregates and equipment. According to our estimates, this, in total, will allow us to improve significantly the functioning of production and transportation facilities, which will result in increased efficiency of economic activities.

As to the financial indicators, our assets and profits increased substantially. Thanks to the implemented measures as to the optimization of all processes and rational expenditures, gross and net sales proceeds went up by 47% as compared to 2003 and profits rose by 51.4% reaching UAH 1 347.2 million. At the same time increase in volumes of hydrocarbons production and sales of products, partially through the own network of petroleum filling stations, strict control over proceeds and expenditures allowed the Company to pay fully in time to budgets of all levels UAH 1 335 million, which is 26% more than in 2003. Rise in our financial potential has positive impact on the "Ukrnafta" JSC shares market quotation: the price of shares grew three-fold during the last year.

An important component of our activities is improvement of competitiveness of the Company in the domestic oil products market, which is in line with the concept of transformation into a vertically integrated company. For this purpose we extended our network of petroleum filling stations during the last year from 175 to 391 pieces which work all over Ukraine. Regarding this issue as well as others, the management of the Company is guided exclusively by the criterion of economic expediency.

It is worth noting that the Company was one of the first to support the stabilization measures of the Cabinet of Ministers of Ukraine through the network of petroleum filling stations during the oil crises. At the same time the Company and the Government developed efficient and mutually beneficial scheme of extracted oil processing on domestic oil processing plants with further sale of production through the network of petroleum filling stations of "Ukrnafta" JSC.

The Company pays a lot of attention not only to economic activities but also to social issues, including social and health protection of employees. Salaries and wages of employees grew together with profits and budget payments: the tariff rates, salaries and wages increased twice during the last year: by 20% and 15%.
The Company's Board is searching for approaches and ways of development which will favor balancing of interests of all shareholders, our team and consumers on the one hand, and increase in achievements and strengthening of Company's potential on the other hand. This is our main task the fulfillment of which will justify your trust.

Sincerely,
Board Chairman

Igor Palytsya


UKRNAFTA



Mission, goals and activities

Mission

of "Ukrnafta" JSC is to create efficient and comprehensive system of geological exploration, drilling, extraction, processing and sale of hydrocarbons with the purpose to satisfy interests of shareholders, Company's team, its clients and the state.

Our goals are:

- increase in the market value of the Company for stimulation of innovation and investment activities;
- transformation into a more social oriented company, creation of new highly paid working places;
- increase in the number of consumer, extension of the production variety;
- implementation of new technologies of geological exploration, drilling, extraction and process ing of hydrocarbons;
- improvement of organizational and financial structure of the Company;
- *increase in volumes of hydrocarbons sales;*
- creation of image of reliable partner in Ukrainian and foreign markets.

Activities of the "Ukrnafta" JSC:

- geological exploration;
- drilling;
- construction of oil production facilities;
- transportation of hydrocarbon products;
- production of oil, gas and oil condensate;
- oil and gas processing;
- production of stable petroleum;
- sale of oil, liquefied gas, natural gas, light and other oil products;
- gas and oil production in other countries.





Company's Development Strategy

Ukrhafta JSC pursues a consistent policy aimed at meeting the interests of its shareholders as well as the state. Therefore, the Company's priority is to implement the long-term development plan, which envisages effective utilization of available resources, highly professional work force, and further increase of the share market value.

Formation of a vertically integrated company is the goal of Ukrnafta's strategic development aimed at improvement of the Company's market competitiveness and optimization of its organizational and production structure, which is necessary for more efficient utilization of financial resources, tangible assets and labor.

During 2004 the management was taking actions to phase in the next stage of transformation into a vertically integrated company by establishing a network of petroleum stations.

The formation of vertically integrated company will favor:

- broadening of the company's products diversity;
- Company's lower dependence on the world oil price fluctuations;
- rise in efficiency of the Company's units activities thanks to implementation of total quality management strategy;
- concentration of financial flows and flows of commodities;
- reduction of costs due to economies of scale;
- improvement of the Company's competitive position in the domestic market

Rational utilization of the Company's unique position in the market, its transformation into vertically integrated oil company (the first in Ukraine) will ensure the balance of interests of the state, regions and each shareholder of the Company and lay the foundation of the energy safely of Ukraine.

Our Vision

We view Ukrnafta JSC as a vertically integrated company which supplies vital energy products and services, and is highly competitive in the market due to:

- stable production;
- introduction of new technologies;
- highly professional team;
- thoughtful environmental protection policy.

In the nearest future (in 2005) the Company plans to:

- increase oil with condensate production by 1.5% (44.4 thousand tons) compared to 2004;
- increase liquefied gas production by 0.4% (0.58 thousand tons) compared to 2004;
- increase drilling by 14.9% (24.58 thousand km.) compared to 2004;
- to preserve the volumes of natural gas production and the quantity of new wells put into operations at the level of 2004


UKRNAFTA


STOCKS

Shareholders' Equity and Securities

Ukrnafta is one of the leading participants of the Ukrainian stock market as for securities liquidity and agreements concluded at the First Securities Trading System (PFTS).

In April 2005 market capitalization of the Company made up about $ 1 610 million. During 2004 it increased by $ 890 mln. Ukrnafta's share rate has increased three-fold and totaled UAH 150 as of 04.05.2005 with face value of UAH 0.25.

Ukrnafta JSC was registered as a corporation on 31.03.1994. It's UAH 13 557 127.5 equity consists of 54 228 510 ordinary shares with UAH 0.25 face value. According to the decision of the Government of Ukraine 50 percent + 1 share stock was transferred to Naftogaz Ukrainy National JSC equity, and other 50 percent stock is owned by legal entities and individuals.

Ukrnafta was the first Ukrainian company to join the international stock market, when in 1999 it carried out American Depository Receipts (ADR) Program of the first level (depository: the Bank of New York). ADRs are listed at the Berlin and Frankfurt Stock Exchanges and they are in demand at the American Stock Exchange. The value if 1 ADR, which consists of 6 ordinary shares, currently exceeds $ 180.

There has been a stable demand for Ukrnafta shares in the domestic stock exchange, which is proved by the volume of the contracts concluded and demonstrates that the company is highly attractive. As of 01.05.2005 Ukrhafta's stock is included into PFTS index and Frontier Composite index, estimated by Standart and Poor's Agency for developing markets.

Financial sustainability, production volumes, highly professional management make the Company more attractive for investment and increase the stock quoted price.






UAH per share
Ukrnafta stock quotation in 2000-2005
160
140
120
100
80
60
40
20
0
01.2000
01.2001
01.2002
01.2003
01.2004
01.2005


UKRNAFTA



Operational and Financial Highlights

At the beginning of 2004 the company celebrated its tenth anniversary.
For the first time during last years we managed not only to stabilize the Company's performance but also to increase production. It became possible due to the new management decisions, broadening of the raw material supply, and optimizing the production.

We managed to increase the following indicators in 2004:

- net profit, totaling UAH 1 347.2, which is 51.4% more than in 2003 and 3 times more than in 2002;
- payments to budgets of all levels, totaling UAH 1 354.6 million, which is 25.9% more than in 2003 and 55.7% more than in 2002;
- sales proceeds, totaling UAH 5 743.2, which is 46.6% more than in 2003 and 2.15 times more than in 2002;
- average monthly wage, totaling UAH 1 349, which is 27.4% more than in 2003 and 57.3% more than in 2002;
- share market price from UAH 25 per share as of 01.01.2003 to UAH 150 as of 01.01.2005;
- production of oil with condensate, totaling 3 025.6 thousand tons, which is 4.5% more than in 2003 and 7.6% more than in 2002,
- production of gas, totaling 3 350 million of cubic meters, which is 2.3% more than in 2003 and 2.9% more than in 2002.

Operational and Financial Highlights in 2000-2004 and projected indicators for 2005

№	Indicator	Unit of measure	2000	2001	2002	2003	2004	2005 (projection)
	Production							
1	Oil with condensate production	thou tons	2 864,6	2 811,4	2 812,0	2 895,4	3 025,6	3 070,0
2	Gas production	mln m3	3 306,2	3 292,6	3 254,8	3 274,6	3 350,0	3 350,0
	Production of gas products							
3	Liquefied gas production	thou tons	114,2	135,3	138,3	140,3	158,9	159,5
4	Stable petroleum production	thou tons	142,5	154,5	171,4	198,8	222,9	226,5
	Drilling							
5	Drilling	thou m	178,2	203,8	180,4	185,0	165,4	190,0
6	New wells put into operations	well	56	61	54	57	62	64
7	Wells construction finished	well	49	51	49	47	50	54
	Economic indicators							
8	Average number of employees	person	25 476	26 060	25 624	24 712	25 173	28 447
	of which at petroleum stations	person					1 508	4 667
9	Payments to workers	UAH million	200,4	241,6	263,7	314,0	407,5	582,6
10	Average monthly wage	UAH	655,5	772,6	857,6	1 058,9	1 349,0	1 870,0
11	Gross sales proceeds	UAH million	3 656,3	3 248,6	2 665,5	3 918,4	5 743,2	
12	Net income	UAH million	991,7	975,2	446,0	890,0	1 347,2	
13	Payments to the budget	UAH million	1 180,1	1 170,0	870,2	1 075,6	1 354,6	





Oil with condensate production by "Ukrnafta" JSC in 1990-2005


4500
4000
3500
3000
2500
2000
thousand tons
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Gas production by "Ukrnafta" JSC in 1990-2005


4000
3600
3200
2800
2400
2000
millions of cubic meters
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005





International Activity

As Ukrainian oil resources are becoming more scarce and the exploration and production are getting more complicated, the international activity is becoming an important part of the Company's strategy: it can offer in the world market the services of drilling, construction and maintenance of oil and gas wells, preparation and transportation of oil and gas products and other supporting services. The oil production in other countries is considered one of the most important elements of activities diversification.

Ukrnafta employees have a good experience in drilling and construction of wells in Russia, Iraq, India, Pakistan, Syria, Algeria, Libya, Cuba, and Vietnam.

In 2004 he Company achieved success in the international activity, which is concentrated in three main areas:

- work abroad;
- investment activities;
- purchases of imported equipment

To diversify the sources of energy supply to Ukraine, in 2004 Ukrnafta implemented a number of measures to find access to the international oil and gas markets.

Actions have been taken to find partners in Kazakhstan to set up a joint venture. The Company held negotiations to start cooperation in the Persian Gulf countries: the United Arab Emirates, Kuwait, Qatar, Oman.

Today the Company has 4 joint ventures and 18 valid agreements on joint investment activities, four of which are concluded with foreign partners. During 2004 those ventures increased oil with condensate production by 0.12%. The gas production went up 4.11% in comparison with the previous year.

The Company's profits include more than UAH 56 million from joint venture operations and joint investment activity.

To have the right to participate in international tenders for exploration and drilling works, the Company carries out the certification of drilling and oil production equipment to meet the international standards. Our employees are certified at the International Certification Center in international educational centers in accordance with IADC requirements.

The Company managed to fulfill the program thanks to timely installation of $ 21.8 million worth imported equipment.

The Company's profits projections for 2005 include more than UAH 8 million from joint venture operations and UAH 72 million from joint investment activity.





Balance sheet, UAH thousand

Assets	Line code	2003	2004
1. Non-current assets			
Intangible assets:			
Residual value	10	10 827	6 053
Original cost	11	19 964	21 581
Depreciation	12	9 137	15 528
Construction in progress	20	1 495 021	980 120
Fixed assets:			
Residual value	30	3 000 171	4 502 453
Original cost	31	6 680 600	8 660 208
Wear and tear	32	3 680 429	4 157 755
Long-term financial investments:			
Minority stake	40	146 477	146 477
Other financial investments	45	114 879	124 022
Long-term debts	50	19 214	18 738
Deferred fiscal assets	60	211 810	178 339
Other non-current assets	70		
Total section 1	80	**4 998 399**	**5 956 202**
2.Current assets			
Inventory:			
Production stock	100	244 652	328 326
Livestock	110	18	
Construction in progress	120	6 217	17 539
Finished products	130	33 959	172 964
Goods	140	45 616	518 577
Accounts receivable	150	5 457	1 203
Debts (goods, works, services):			
Net selling price	160	426 764	727 341
Original cost	161	777 874	1 090 849
Doubtful debt reserve:	162	351 110	363 508
Debit indebtedness for payments:			
to the budget	170	77 287	19 369
for advances paid	180	207 383	84 256
for income charged	190		
for internal payments	200		
Other current debts	210	177 126	215 716
Current financial investments	220		
Cash and due from banks			
in national currency	230	18 523	115 662
in foreign currency	240	2 103	10 415
Other current assets	250	23 831	26 463
Total section 2	260	**1 268 936**	**2 237 831**
3.Deferred expenses	270	**676**	**1 529**
Balance	280	**6 268 011**	**8 195 562**


UKRNAFTA



Balance sheet,

UAH thousand

Liabilities	line code	2003	2004
1	2		
1. Shareholders' equity			
Authorized capital	300	13 557	13 557
Joint capital	310		
Additional paid-in capital	320		
Other additional capital	330	1 340 344	1 328 792
Reserve capital	340	3 389	3 389
Retained earnings (irrecoverable loss)	350	3 956 976	5 205 368
Unpaid capital	360		
Withdrawn capital	370		
Total section 1	380	**5 314 266**	**6 551 106**
2. Provision of future expenses and payments			
Salaries and wages	400		
Other provisions	410		
Special-purpose funding	420	6 875	477
Total section 2	430	**6 875**	**477**
3. Long-term liabilities			
Long-term bank credits	440		534 784
Other long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470	2 184	1 109
Total section 3	480	**2 184**	**535 893**
4. Current liabilities			
Short-term bank loans	500		
Current maturities of long-term debt	510		
Accounts payable	520	600	600
Credit indebtedness for goods, works, services	530	408 291	589 114
Current liabilities for payments:			
for advances received	540	105 634	54 405
to the budget	550	117 315	119 055
for non-budgetary payments	560	4 477	18
for insurance	570	8 478	9 382
salaries and wages	580	14 146	22 259
payable to shareholders	590	5 490	105 614
for internal payments	600		
Other current liabilities	610	278 162	202 536
Total section 4	620	**942 593**	**1 102 983**
5. Deferred income	630	**2 093**	**5 103**
Balance	640	**6 268 011**	**8 195 562**





STATEMENTS OF INCOME, UAH thousand

Item	Line code	2004	2003
1	2	3	4
I. Revenues **Sales (goods, works, services)**	10	**5 743 199**	**3 918 416**
Value added tax (VAT)	15	920 111	611 913
Excise duty	20	1 026	
	25	347 325	298 631
Other deductions from income	30	112 605	53 391
Net sales (goods, works, services)	35	**4 362 132**	**2 954 481**
Cost of sales (goods, works, services)	40	**2 130 395**	**1 506 743**
Gross:			
profit	50	2 231 737	1 447 738
loss	55	-	-
Other operating income	60	623 470	330 305
Administrative expenses	70	138 405	96 227
Expenses on the sale of finished products	80	107 067	41 057
Other operating expenses	90	647 707	366 817
Financial results from operating activity			
profit	100	1 962 028	1 273 942
loss	105	-	-
Income from minority stake	110	-	
Other financial income	120	54 046	59 016
Other income	130	23 795	24 024
Financial expenses	140	30 888	3 861
Losses from minority stake	150	-	
Other expenses	160	95 174	107 976
Financial results from primary activity **before taxes income**	170	1 913 807	1 245 145
loss	175	-	-
Tax on profit from primary activity	180	566 578	355 139
Income tax from primary activity			
Financial results from primary activity			
profit	190	1 347 229	890 006
loss	195	-	-
Extraordinary:			
Income	200		
Expenses	205	22	
Taxes on extraordinary profit	210		
Net profit	220	1 347 207	890 006
Dead loss	225	-	-


UKRNAFTA


UKRNAFTA

Contact Information

Full name of a company	*Ukrnafta Joint-Stock Company*
address	*04053, 3-5, Nestorivsky provulok, Kyiv, Ukraine.*
industry	*Oil and gas production*
Information on registration:	
Date of registration	*March 31, 1994*
Authorized body	*Shevchenkivska District Public Administration, Kyiv*
Registration license	*№ - 0091 - 5471 - AT*
Contact information:	
Telephone	*+(380 44) 226 - 3422, 272 - 5986*
Fax	*+(380 44) 272 - 5922*
E-mail	*press@ukrnafta.ukrtel.net*
Shares and share capital:	
Total number of shares	*54 228 510 ps*
Number of ordinary nominal shares	*54 228 510 ps*
Face value	*0.25 UAH*
Ticker (PFTS)	*UNAF*
Authorized fund	*13 557 127.5 UAH*
ADR:	
Ticker	*UKRNY*
Deposit bank for ADRs:	*The Bank of New York*
Address	*101 Barclay St., 22 West New York, NY 10286*
Telephone	*+(212) 815 - 3095*
Fax	*+(212) 571 - 3050*
E-mail	*ivakhraneva@bankofny.com*
Registrar:	*JSC Financial Company Ukrnaftogaz*
address	*02090, 5, Prazka-Str., Kyiv, Ukraine*
Telephone	*+(380 44) 551 - 9540, 551 - 9514*
Fax	*+(380 44) 551 - 9540, 552 - 0241*
E-mail	*reestr@naftogaz.com.ua*